FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Consolidated Financial Results for the Six-Month Period ended September 30, 2010

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President Chief Financial Officer

Consolidated Financial Results for the Six-Month Period Ended September 30, 2010

[Based on accounting principles generally accepted in the United States of America (“U.S. GAAP”)]

Tokyo, November 2, 2010 — Mitsui & Co., Ltd. announced its consolidated financial results for the six-month period ended September 30, 2010.

Mitsui & Co., Ltd. and subsidiaries

(Web Site: http://www.mitsui.co.jp)

President and Chief Executive Officer: Masami Iijima

Investor Relations Contacts: Kenichi Hori, General Manager, Investor Relations Division    TEL 81-3-3285-7533

1. Consolidated financial results (Unreviewed)

(1)	Consolidated operating results information for the three-month period ended September 30, 2010 (from July 1, 2010 to September 30, 2010)

	(Millions of yen)

	Three-month period ended September 30,
	2010	%	2009	%
Revenues	1,106,730	8.1	1,023,716	Δ	43.0
Income before Income Taxes and Equity in Earnings	83,705	333.1	19,326	Δ	89.3
Net income attributable to Mitsui & Co., Ltd.	80,699	420.2	15,513	Δ	88.7

(2)	Consolidated operating results information for the six-month period ended September 30, 2010 (from April 1, 2010 to September 30, 2010)

	(Millions of yen)

	Six-month period ended September 30,
	2010	%	2009	%
Revenues	2,204,327	10.2	2,001,159	Δ	39.6
Income before Income Taxes and Equity in Earnings	189,124	231.9	56,982	Δ	81.6
Net income attributable to Mitsui & Co., Ltd.	183,234	151.6	72,835	Δ	69.7
Net income attributable to Mitsui & Co., Ltd. per share, basic	100.42		39.98
Net income attributable to Mitsui & Co., Ltd. per share, diluted	100.42		39.91

Notes:

1.	Percentage figures for Revenues, Income before Income Taxes and Equity in Earnings, and Net income attributable to Mitsui & Co., Ltd. represent changes from the previous year.
2.	In accordance with Accounting Standards Codification (“ASC”) 205-20, “Presentation of Financial Statements-Discontinued Operations,” the figures for the six-month period ended September 30, 2009 relating to discontinued operations have been reclassified.

(3)	Consolidated financial position information

		September 30, 2010	March 31, 2010
Total assets	Millions of yen	8,210,594	8,368,984
Total equity (net worth)	Millions of yen	2,424,173	2,429,806
Mitsui & Co., Ltd. shareholders’ equity	Millions of yen	2,215,665	2,230,128
Mitsui & Co., Ltd. shareholders’ equity ratio	%	27.0	26.6
Mitsui & Co., Ltd. shareholders’ equity per share	Yen	1,214.28	1,222.11

2. Dividend information

		Year ended March 31,		Year ending March 31, 2011 (Forecast)
		2011	2010
Interim dividend per share	Yen	20	7	20
Year-end dividend per share	Yen		11	20
Annual dividend per share	Yen		18	40

3. Forecast of consolidated operating results for the year ending March 31, 2011 (from April 1, 2010 to March 31, 2011)

		Year ending March 31, 2011
Net income attributable to Mitsui & Co., Ltd.	Millions of yen	320,000
Net income attributable to Mitsui & Co., Ltd. per share, basic	Yen	175.36

Note:

We maintain our forecast net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2011 of ¥320.0 billion announced together with the results of fiscal year ended March 2010.

4. Others

(1)	Increase/decrease of important subsidiaries during the period: None

(2)	Number of shares:

	September 30, 2010	March 31, 2010
Number of shares of common stock issued, including treasury stock	1,829,153,527	1,829,153,527
Number of shares of treasury stock	4,475,818	4,331,644

	Six-month period ended September 30, 2010	Six-month period ended September 30, 2009
Average number of shares of common stock outstanding	1,824,737,540	1,821,650,377

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective. Please refer to Page41 “3. Other Information” for the details.

I.    Qualitative Information

The consolidated financial statements for the three-month period and six-month period ended September 30, 2010 and the corresponding three-month period and six-month period of the previous year have not been reviewed by auditors.

1. Summary of Consolidated Financial Results for the Three-Month Period and the Six-Month Period Ended September 30, 2010

(1) Operating Environment

Overall the global economy in the first and second quarters has shown some degree of rebound as anticipated, but a downside risk in the rate of the recovery still persists. The majority of advanced economies are demonstrating a slow paced recovery with high unemployment rates and sluggish housing markets. The emerging economies, in contrast, with only minimal impairment to their financial capital markets to begin with during the recent recession, have been experiencing robust growth as the beneficiaries of world-wide economic stimulus policies.

In the U.S., the economy has slowly improved due to inventory build-up and capital investments under its stimulus plans. On the other hand, a recovery in employment is lagging and consumption is limited by decreases in personal income and assets so overall spending remains low. Deflation concerns are spreading and uncertainty is increasing.

In the European Union, the rate of recovery has slowed with uneven conditions prevailing among its member countries. The German economy has benefited from increased exports owing to the weak euro, while in countries such as Greece and Spain, fiscal problems have negatively affected their markets and unemployment remains high. These factors have restricted growth of European economies.

In Asia, China has continued to be the driving force behind growth of the world economy with its sustained high growth rate. However, the pace of investment in infrastructure and other areas has moderated somewhat as the country implements policies intended to avoid over-heating the economy, such as measures to curtail real estate transactions. Other Asian countries, including India and the ASEAN countries, have demonstrated steady recoveries with strong exports and personal consumption.

The Japanese economy has been improving with increasing exports to the U.S. and European countries, and higher personal consumption particularly in home appliances and automobiles. Recently, however, the rate of recovery has stalled with weak overseas demand and concerns for the strong yen having a negative impact on the level of corporate activity.

Commodity markets for oil and mineral resources have remained strong during the period, although a temporary drop was precipitated by prospects of a slower economic recovery among advanced countries and concerns over easing of the high growth rates in emerging economies. Oil prices (WTI future) market recovered to 80 dollars per barrel at the end of September. In the foreign exchange markets, the euro has weakened because of serious fiscal problems in parts of the region; the U.S. dollar has weakened with the market anticipating a prolonged low interest rate policy in the U.S. due to slow pace of its economic recovery; and in tandem with this, the Japanese yen appreciated to 83 yen to the dollar in September and to 81 yen in October, despite intervention by the Bank of Japan. Mounting pressure over foreign exchange policy continues and the currency market is expected to demonstrate high levels of volatility. The Nikkei stock average declined from a starting point of 11,000 yen at the beginning of the fiscal year to levels as low as 8,800 yen at one point amid pessimistic views on the strong yen and economic slowdown in Japan at the time. Yet, subsequently, it has recovered to 9,369 yen as of the end of September with somewhat decreasing concern over potential moderation of the high growth rates in the emerging economies. In October, although the index had risen to 9,600 yen following announcement of a comprehensive monetary easing policy by the Bank of Japan and new stimulus policy by the Japanese government, the outlook remains unstable.

The global economy is expected to continue its moderate rate of recovery, sustained by solid growth in the emerging economies and resource rich countries. However, the global economy faces an increased level of downside risk in the short term, given various matters of concern: e.g. the waning effect of stimulus packages in many economies; the fiscal and monetary problems seen in Europe; the tightening of monetary policies and their effect on the principal emerging economies, particularly on China; and the effect of the strong yen on the Japanese economy and corporate activity. Therefore, close monitoring of the dynamics of the commodity markets and economic conditions, as well as navigating through those risks, has become increasingly critical.

(2) Operating Results (Comparison between the six-month periods ended September 30, 2010 and 2009)

Mitsui & Co., Ltd. (“Mitsui”) and its subsidiaries (collectively “we”) posted net income attributable to Mitsui & Co., Ltd. of ¥183.2 billion, an increase of ¥110.4 billion from ¥72.8 billion for the corresponding six-month period of the previous year. Major developments during the periods were as follows:

•

Despite the fact that recovery of the real economy was uneven depending on region and industry, the global economy continued to recover supported by strong economic growth in developing countries, including Asian countries. In such an economic environment, the Mineral & Metal Resources and the Energy segments reported sharp increases in gross profit reflecting a run-up in iron ore and oil prices. Some of the non-commodity segments, such as the Foods & Retail, which recorded mark-to-market valuation losses on commodity derivative contracts, as well as Logistics & Financial Markets, which reported a reversal effect of gain on sales of a leased office building and experienced slack derivatives trading under less volatile market conditions, posted decline in gross profit from the corresponding six-month of the previous year.

•

In addition to the increase in gross profit, equity in earnings of associated companies increased sharply reflecting a run-up in commodity prices as well as increases in sales volume. On the other hand, reversal of deferred tax liabilities for undistributed retained earnings declined by approximately ¥5.0 billion compared to the corresponding six-month period of the previous year reflecting a decline in dividends received from associated companies.

•

The Energy and Mineral & Metal Resources again led the way thanks to a further run-up in prices of oil, iron ore and energy as well as additional production. All other segments excluding the Machinery & Infrastructure Projects, which recorded mark-to-market valuation losses on long-term power derivative contracts, and the Chemical, the trading activities for petrochemical products of which underperformed, posted increases in net income attributable to Mitsui & Co., Ltd. This reflected the recovery in prices and trade volume, as well as reversal effect of impairment losses on securities recorded in the corresponding six-month period of the previous year.

(3) Operating Results (Comparison between the three-month periods ended September 30, 2010 and 2009)

We posted net income attributable to Mitsui & Co., Ltd. of ¥80.7 billion, an increase of ¥65.2 billion from ¥15.5 billion for the corresponding three-month period of the previous year. Major developments during the periods were as follows:

•

Despite the fact that recovery of the real economy was uneven depending on region and industry, the global economy continued to recover supported by strong economic growth in developing countries including Asian countries. Against the backdrop of such rising demand in those developing countries, gross profit increased mainly thanks to the contribution of the Mineral & Metal Resources and the Energy segments with sharp increases in gross profit reflecting a run-up in iron ore and oil prices. Some of the non-commodity segments, such as the Logistics & Financial Markets, which reported a reversal effect of gain on sales of a leased office building and experienced slack derivatives trading in less volatile market conditions, the Consumer Service & IT, which endured dampened consumer spending and weak demand for investments in information system, and the Foods & Retail, which recorded mark-to-market valuation losses on commodity derivative contracts, posted declines in gross profit from the corresponding three-month of the previous year.

•

In addition to the increase in gross profit, equity in earnings of associated companies increased sharply. While the Machinery & Infrastructure Projects recorded mark-to-market valuation gains and losses, such as those on long-term power derivative contracts, the Mineral & Metal Resources and the Energy posted sharp increases in earnings reflecting a run-up in iron ore prices and energy prices.

•

The Energy and Mineral & Metal Resources again led the way thanks to a further run-up in prices of oil, iron ore and energy. All other segments excluding the Machinery & Infrastructure Projects, which recorded mark-to-market valuation losses on long-term power derivative contracts, posted increases in net income attributable to Mitsui & Co., Ltd. This reflected the recovery in prices and trade volume, as well as reversal effects of impairment losses on securities recorded in the corresponding three-month period of the previous year.

(4) Financial Condition

Total assets as of September 30, 2010 were ¥8.2 trillion, a decline of ¥0.2 trillion from ¥8.4 trillion as of March 31, 2010.

Investments and plant, property and equipment (“PPE”) decreased by ¥0.1 trillion with a drop in global equity prices, as well as a decline in overseas investments and in PPE held by foreign subsidiaries due to appreciation of the Japanese yen against the Australian dollar and the U.S. dollar. Current assets declined by ¥0.1 trillion due to a decrease in cash and cash equivalents, trade receivables and inventory. Total Mitsui & Co., Ltd. shareholders’ equity as of September 30, 2010 was ¥2.2 trillion, equivalent to the level of March 31, 2010. This reflects the aforementioned appreciation of the Japanese yen against foreign currencies as well as lower equity prices despite an increase in retained earnings. Net Debt-to-Equity Ratio (“Net DER”) (*1) as of September 30, 2010 was 0.92 times, equivalent to the level of March 31, 2010.

(1*)	See “4. Financial Condition and Cash Flows” regarding “Net DER”.

(5) Cash Flow Statement

Net cash provided by operating activities for the six-month period ended September 30, 2010 was ¥270.8 billion. Net cash provided by operating activities was comprised of operating income of ¥169.8 billion and dividends received of ¥95.5 billion, including those from associated companies. Net cash used in investing activities for the six-month period ended September 30, 2010 was ¥280.5 billion due mainly to other expansion-related expenditures for natural resources in the Mineral & Metal Resources and the Energy segments and investment in natural-gas-fired power stations in Mexico. Accordingly, free cash flow (*1) for the six-month period ended September 30, 2010 represented in a net outflow of ¥9.7 billion.

(*1)	Sum of net cash flow for operating activities and cash flow for investing activities

2. Results of Operations for the Six-Month Period Ended September 30, 2010

(1) Analysis of Consolidated Income Statements (Comparison between the six-month period ended September 30, 2010 and 2009)

Revenues

Total revenues for the six-month period ended September 30, 2010 were ¥2,204.3 billion, an increase of ¥203.1 billion from ¥2001.2 billion for the corresponding six-month period of the previous year.

Revenues from sales of products for the six-month period ended September 30, 2010 were ¥1,948.6 billion, an increase of ¥207.5 billion from ¥1,741.1 billion for the corresponding six-month period of the previous year, as a result of the following:

•

The Mineral & Metal Resources Segment reported an increase of ¥92.5 billion in revenues. Reflecting higher iron ore prices, Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui-Itochu Iron Pty. Ltd. (Australia) reported increases of ¥48.3 billion and ¥13.0 billion, respectively.

•	The Energy Segment reported an increase of ¥75.2 billion. Oil and gas production businesses, Mitsui and Mitsui Oil Co., Ltd. (Japan) reported increases in revenues mainly due to higher oil prices.

•	The Iron & Steel Products Segment reported an increase of ¥28.6 billion primarily attributable to an increase in steel products export business for emerging countries.

•

The Europe, the Middle East and Africa Segment and the Asia Pacific Segment reported increases of ¥2.1 billion and ¥16.2 billion, respectively, reflecting the recovery in chemical as well as iron and steel products markets.

•	The Americas Segment reported a decline of ¥29.8 billion mainly due to the reclassification of Steel Technologies Inc. (United States) from subsidiary to associated company.

Revenues from sales of services and other sales for the six-month period ended September 30, 2010 were ¥181.1 billion and ¥74.7 billion, respectively, almost at the same level as those for the corresponding six-month period of the previous year.

Gross Profit

Gross profit for the six-month period ended September 30, 2010 was ¥437.8 billion, an increase of ¥93.3 billion from ¥344.5 billion for the corresponding six-month period of the previous year as a result of the following:

•

The Mineral & Metal Resources Segment reported an increase of ¥58.3 billion in gross profit. Reflecting higher iron ore prices, Mitsui Iron Ore Development Pty. Ltd. and Mitsui-Itochu Iron Pty. Ltd. reported increases of ¥43.9 billion and ¥10.6 billion, respectively.

•

The Energy Segment reported an increase of ¥37.1 billion in gross profit. Due to an increase in both oil prices and equity production, Mitsui Oil Exploration Co., Ltd. (Japan) reported an increase of ¥11.4 billion. Other oil and gas production businesses, including but not limited to Mitsui E&P Middle East B.V. (Netherlands) and Mitsui E&P Australia Pty Limited (Australia), also reported increases in gross profit due to higher oil prices.

•

The Iron & Steel Products Segment also reported an increase of ¥3.0 billion in gross profit reflecting steady demand in Asia and a recovery of demand for automotive and home appliance sectors in Japan.

•

The Foods & Retail Segment reported a decline of ¥5.4 billion in gross profit due to mark-to-market valuation losses on commodity derivative contracts. The Consumer Service & IT Segment reported a decline mainly attributable to low consumer spending. The Logistics & Financial Markets and Chemical segments also reported a decline due to underperforming trading activities in commodity derivatives and petrochemicals, respectively.

•

The Americas Segment, the Europe, the Middle East and Africa Segment and Asia Pacific Segment reported increases of ¥2.6 billion, ¥2.9 billion and ¥1.7 billion, respectively, mainly in chemical as well as iron and steel products areas, reflecting economic recovery to varying degrees in each area. In the Americas segment, Champions Pipe & Supply, Inc. (United States) reported a ¥5.3 billion increase due to higher sales volume of tubular pipes for shale gas projects in addition to a reversal effect of the revaluation loss on inventory recorded in the corresponding six-month period of the previous year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six-month period ended September 30, 2010 were ¥264.5 billion, an increase of ¥0.4 billion from ¥264.1 billion for the corresponding six-month period of the previous year.

The table below provides a breakdown of selling, general and administrative expenses used for our internal review.

Billions of Yen

	Personnel	Welfare	Travel	Entertainment	Communication
Six-month period ended September 30, 2010	132.5	5.8	14.5	4.1	24.3
Six-month period ended September 30, 2009	133.7	5.7	12.2	4.0	24.6
Change(*)	▲1.2	0.1	2.3	0.1	▲0.3

	Rent	Depreciation	Tax	Others	Total
Six-month period ended September 30, 2010	9.6	8.8	3.9	61.0	264.5
Six-month period ended September 30, 2009	10.1	7.2	4.8	61.8	264.1
Change(*)	▲0.5	1.6	▲0.9	▲0.8	0.4

(*)▲:	Decrease in selling, general and administrative expenses

•

Personnel expenses were ¥132.5 billion, a decline of ¥1.2 billion from ¥133.7 billion for the corresponding six-month period of the previous year. This decline is mainly attributable to a decline in net periodic pension costs reflecting amortization of actuarial losses related to plan assets.

•

Travel expenses were ¥14.5 billion, an increase of ¥2.3 billion from ¥12.2 billion for the corresponding six-month period of the previous year. This was due to a reversal effect of limitations on overseas business trips triggered by the H1N1 influenza pandemic for the corresponding six-month period of the previous year.

•	Other expenses were ¥61.0 billion, a slight decline of ¥0.8 billion from ¥61.8 billion for the corresponding six-month period of the previous year.

The table below provides selling, general and administrative expenses broken down by operating segment.

Billions of Yen

Operating Segment	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Six-month period ended September 30, 2010	15.5	8.9	38.2	24.0	29.8	32.1	29.2	15.0
Six-month period ended September 30, 2009	16.4	7.6	37.0	25.2	28.0	30.9	32.7	14.2
Change(*)	▲0.9	1.3	1.2	▲1.2	1.8	1.2	▲3.5	0.8

Operating Segment	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All other	Adjustments and Eliminations	Consolidated Total
Six-month period ended September 30, 2010	22.7	9.0	12.3	236.7	3.1	24.7	264.5
Six-month period ended September 30, 2009	27.8	9.8	11.7	241.3	2.8	20.0	264.1
Change(*)	▲5.1	▲0.8	0.6	▲4.6	0.3	4.7	0.4

(*)▲:	Decrease in selling, general and administrative expenses

•

The Energy Segment and the Mineral & Metal Resources Segment reported increases, while the reclassification of Steel Technologies Inc. from subsidiary to associated company resulted in a decline for the Americas Segment. The Consumer Service & IT Segment also reported a decline mainly due to the reclassification of IT subsidiaries.

Provision for Doubtful Receivables

Provision for doubtful receivables for the six-month period ended September 30, 2010 was ¥3.5 billion, a decline of ¥1.0 billion from ¥4.5 billion for the corresponding six-month period of the previous year. Provisions for both periods represented increases in aggregate reserves for individually small receivables.

Interest Expense, Net of Interest Income

Interest expense, net of interest income, for the six-month period ended September 30, 2010 was ¥1.2 billion, a decline of ¥8.2 billion from ¥9.4 billion for the corresponding six-month period of the previous year. This was due mainly to lower U.S. dollar and Japanese yen interest rates. The following table provides the periodic average of 3 month Libor of the Japanese yen and the U.S. dollar for the six-month period ended September 30, 2010 and 2009.

	Periodic average of 3 month Libor (%p.a.)
	Six-month period ended September 30,
	2010	2009
Japanese yen	0.24	0.45
U.S. dollar	0.41	0.56

Dividend Income

Dividend income for the six-month period ended September 30, 2010 was ¥24.8 billion, an increase of ¥6.8 billion from ¥18.0 billion for the corresponding six-month period of the previous year.

Reflecting an increase in oil-linked LNG prices due to a run-up in oil prices, dividend income from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea was ¥13.2 billion, an increase of ¥4.1 billion from the corresponding six-month period of the previous year.

Gain on Sales of Securities

Gain on sales of securities for the six-month period ended September 30, 2010 was ¥1.2 billion, a decline of ¥2.6 billion from ¥3.8 billion for the corresponding six-month period of the previous year. There were miscellaneous small transactions in both periods.

Loss on Write-Downs of Securities

Loss on write-downs of securities for the six-month period ended September 30, 2010 was ¥6.8 billion, a decline of ¥11.9 billion from ¥18.7 billion for the corresponding six-month period of the previous year.

There were miscellaneous small write-downs in the six-month period ended September 30, 2010. Reflecting a decline in the stock price, a ¥15.1 billion loss was recorded on the write-down of Seven & i Holdings Co., Ltd. at the Foods & Retail Segment for the corresponding six-month period of the previous year.

Gain on Disposal or Sales of Property and Equipment—Net

Gain on disposal or sales of property and equipment—net for the six-month period ended September 30, 2010 was a loss of ¥0.1 billion, a decline of ¥0.9 billion from a gain of ¥0.8 billion for the corresponding six-month period of the previous year. There were miscellaneous small transactions in both periods.

Impairment Loss of Long-Lived Assets

Impairment loss of long-lived assets for the six-month period ended September 30, 2010 was ¥2.5 billion, an increase of ¥1.5 billion from ¥1.0 billion for the corresponding six-month period of the previous year. MOEX offshore 2007 LLC (United States) in the Energy Segment, a subsidiary of Mitsui Oil Exploration Co., Ltd., recorded an impairment loss of mineral rights related to the Mississippi Canyon 252 lease in the Gulf of Mexico for the six-month period ended September 30, 2010. There were miscellaneous small impairments for the corresponding six-month period of the previous year.

Impairment Loss of Goodwill

There was no impairment loss of goodwill for the six-month period ended September 30, 2010.

Impairment loss of goodwill for the corresponding six-month period of the previous year was ¥3.1 billion.

Due to slack demand for automotives, an impairment loss was posted at AFC HoldCo, LLC (United States), which is an automotive retail finance subsidiary at the Americas Segment.

Other Expenses—Net

Other expenses—net for the six-month period ended September 30, 2010 were an income of ¥4.0 billion, an increase of ¥13.4 billion from a loss of ¥9.4 billion for the corresponding six-month period of the previous year.

•

For the six-month period ended September 30, 2010, in the Mineral & Metal Resources Segment, Mitsui recorded a ¥3.9 billion profit on foreign exchange derivative contracts, intended to reduce exposure to the fluctuating foreign exchange rate at the iron ore mining operation. Mitsui Raw Materials Development Pty. Limited (Australia) in the same segment and Mitsui Oil Exploration Co., Ltd. in the Energy Segment reported foreign exchange fluctuation profits, respectively. A loss allowance for office development business in Japan was recorded by Mitsui in the Consumer Service & IT Segment and an exploration expense related to the Mississippi Canyon 252 lease in the Gulf of Mexico was recorded by MOEX offshore 2007 LLC in the Energy Segment. The Logistics & Financial Markets Segment recorded a foreign exchange loss of ¥8.3 billion on commodity trading activities, which corresponded to a related gross profit in the same segment.

•

For the corresponding six-month period of the previous year, Mitsui recorded foreign exchange losses of ¥8.9 billion including a loss of ¥9.7 billion on commodity trading activities in the Logistics & Financial Markets Segment, which corresponded to a related gross profit in the same segment. In addition, in the Energy Segment, Mitsui Oil Exploration Co., Ltd. and Mitsui E&P Australia Pty Limited respectively recorded exploration expenses of ¥8.5 billion and ¥3.1 billion. In the Mineral & Metal Resources Segment, Mitsui Raw Material Development Pty. Ltd. reported a foreign exchange fluctuation profit of ¥5.7 billion on a borrowing denominated in U.S. dollars.

Income Taxes

Income taxes for the six-month period ended September 30, 2010 were ¥90.6 billion, an increase of ¥55.8 billion from ¥34.8 billion for the corresponding six-month period of the previous year. This change was mainly attributable to an increase in “income from continuing operations before income taxes and equity in earnings” and “equity earnings of associated companies,” as well as a decline in reversal of deferred tax liabilities related to dividends received from associated companies that amounted to approximately ¥15.0 billion for the six-month period ended September 30, 2010, a decline of approximately ¥5.0 billion from the corresponding six-month period of the previous year (*).

The effective tax rate on “income from continuing operations before income taxes and equity in earnings” for the six-month period ended September 30, 2010 was 47.9%, a decline of 13.3 percentage points from 61.2% for the corresponding six-month period of the previous year. The decline in effective tax rate is primarily attributable to a decline in the ratio of income tax effect recorded for equity in earnings and establishment of valuation allowances for deferred tax assets against “income from continuing operations before income taxes and equity in earnings.”

(*)	We record deferred tax liabilities on undistributed retained earnings of associated companies based on the assumption that we would sell investments in associated companies in the future. At the time of profit distribution from associated companies, we reverse the deferred tax liabilities while recording a tax expense on the dividends received. In a case where a major portion of dividends received is treated as non-taxable, such as the tax treatment under Japanese tax law, tax expenses on dividends received are smaller than the reversal amount of the deferred tax liabilities, and the balance is credited to tax expenses.

Equity in Earnings of Associated Companies

Equity in earnings of associated companies for the six-month period ended September 30, 2010 was ¥100.0 billion, an increase of ¥44.0 billion from ¥56.0 billion for the corresponding six-month period of the previous year as a result of the following:

•

Increases were recorded of ¥13.8 billion at Robe River Mining Company (Australia), an investment vehicle company for our Australian iron ore mining business, reflecting higher iron ore prices, of ¥11.7 billion at Valepar S.A. (Brazil) reflecting a boost in earnings at its investee, Vale S.A. (“Vale”), mainly due to rises in prices and shipments of iron ore, and also of ¥3.5 billion at Compania Minera Dona Ines de Collahuasi SCM (Chile) due to higher copper prices. JA Mitsui Leasing, Ltd. (Japan) reported an increase of ¥3.5 billion in earnings due to a decrease in provision for doubtful receivables and reversal of reserves for doubtful receivables.

•

Overseas power production businesses reported a decline of ¥7.9 billion in earnings. Mainly due to the steep rise in power prices, mark-to-market valuation gains and losses such as those on long-term power derivative contracts declined by ¥8.5 billion from the corresponding six-month period of the previous year.

•

Impairment loss on investment in the Nibancho Center Building Project, a real estate business, was reported for the six-month period ended September, 2010. Due to a decline in stock price, a ¥7.3 billion impairment loss on investment in Moshi Moshi Hotline, Inc. was recorded in the corresponding six-month period of the previous year.

Income (Loss) from Discontinued Operations

Income (loss) from discontinued operations for the six-month period ended September 30, 2010 was nil, an improvement from a loss of ¥0.8 billion for the corresponding six-month period of the previous year. MitEnergy Upsteam LLC (United States) was the major discontinued operation for the corresponding six-month period of the previous year.

Net Income before attribution of Noncontrolling Interests

As a result of the above factors, net income before attribution of noncontrolling interests for the six-month period ended September 30, 2010 was ¥198.4 billion, an increase of ¥121.0 billion from ¥77.4 billion for the corresponding six-month period of the previous year.

Net Income attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests for the six-month period ended September 30, 2010 was ¥15.2 billion, an increase of ¥10.6 billion from ¥4.6 billion for the corresponding six-month period of the previous year. Mitsui Oil Exploration Co., Ltd., Mitsui-Itochu Iron Pty. Ltd. and Japan Collahuasi Resources B.V. (Netherlands) reported increases in net income attributable to noncontrolling interests.

Net Income attributable to Mitsui & Co., Ltd.

As a result, net income attributable to Mitsui & Co., Ltd for the six-month period ended September 30, 2010 was ¥183.2 billion, an increase of ¥110.4 billion from ¥72.8 billion for the corresponding six-month period of the previous year.

(2) Operating Results by Operating Segment

Westport Petroleum, Inc. (United States) was previously included in the Americas Segment, but was transferred to the Energy Segment in the six-month period ended September 30, 2010. The operating segment information for the corresponding six-month period ended September 30, 2009 has been restated to conform to the current year presentation.

Iron & Steel Products Segment

Gross profit for the six-month period ended September 30, 2010 was ¥19.9 billion, an increase of ¥3.0 billion from ¥16.9 billion for the corresponding six-month period of the previous year.

Supported by steady demand in Asia, Regency Steel Asia Pte Ltd. (Singapore) recorded a solid performance. A recovery in demand for automotive and home appliances, supported by Eco-car tax reduction and Eco points, contributed to the increase in gross profit at Mitsui & Co. Steel Ltd. (Japan) although overall domestic sales remained sluggish, especially for construction.

Operating income for the six-month period ended September 30, 2010 was ¥4.2 billion, an increase of ¥4.8 billion from a net loss of ¥0.6 billion for the corresponding six-month period of the previous year, reflecting the increase in gross profit and the decline in selling, general and administration and provision for doubtful receivables.

Equity in earnings of associated companies for the six-month period ended September 30, 2010 was ¥2.0 billion, an increase of ¥0.3 billion from ¥1.7 billion for the corresponding six-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the six-month period ended September 30,2010 was ¥3.9 billion, an increase of ¥2.4 billion from ¥1.5 billion for the corresponding six-month period of the previous year.

Mineral & Metal Resources Segment

Gross profit for the six-month period ended September 30, 2010 was ¥90.5 billion, a substantial increase of ¥58.3 billion from ¥32.2 billion for the corresponding six-month period of the previous year.

The main factor contributing to the increase was higher prices for iron ore. Starting from this year, the pricing system between mining companies and steelmakers shifted from a four-decade-old pricing system based on annual fixed-price contracts to prices based on the spot market on a shorter term basis such as on a quarterly basis.

Anticipating that global demand for iron ore would pick up with the global economy showing signs of recovery, led by consistent increases in demand in China, spot prices continued to increase from October 2009 until they peaked in April 2010. After slipping back to levels that were seen at the beginning of this year, spot prices again crept up in July 2010.

Accordingly, representative contract prices for products sold during the six-month period ended September 30, 2010 based on a daily average of short-term references during December 1, 2009 through May 31, 2010 were settled at levels substantially higher than the prevailing annual fixed contract prices as well as short-term market references during the corresponding six-month period of the previous year. Consequently, the increases in gross profit recorded by Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd. were ¥43.9 billion and ¥10.6 billion, respectively. Furthermore, increases in prices of non-ferrous metals also contributed to the increase in gross profit.

Operating income for the six-month period ended September 30, 2010 was ¥81.6 billion, an increase of ¥57.1 billion from ¥24.5 billion for the corresponding six-month period of the previous year, reflecting the increase in gross profit.

Equity in earnings of associated companies for the six-month period ended September 30, 2010 was ¥46.2 billion, an increase of ¥31.7 billion from ¥14.5 billion for the corresponding six-month period of the previous year. Major factors were as follows:

•

Earnings at Robe River Mining Company were ¥20.9 billion, an increase of ¥13.8 billion from ¥7.1 billion for the corresponding six-month period of the previous year, reflecting increases in iron ore prices.

•

Compania Minera Dona Ines de Collahuasi SCM recorded earnings of ¥8.7 billion, an increase of ¥3.5 billion from ¥5.2 billion for the corresponding six-month period of the previous year. This improvement is mainly attributable to substantial increases in copper prices as well as increases in sales volume, which were partially offset by a revaluation loss on provisionally priced copper sales that remained subject to final pricing as well as a reversal effect of revaluation gains recorded in the six-month period of the previous year (*1). Compania Minera Dona Ines de Collahuasi SCM has a different fiscal year end than that of Mitsui.

•

Valepar S.A. posted earnings of ¥15.3 billion, an increase of ¥11.7 billion from ¥3.6 billion for the corresponding six-month period of the previous year, reflecting an increase in earnings at Vale mainly due to an increase in prices and shipped volume of iron ore. As the fiscal year of Valepar S.A. commences on January 1 and ends on December 31 of each year, we recognize their profit and loss with a three month time lag.

Net income attributable to Mitsui & Co., Ltd. for the six month period ended September 30, 2010 was ¥77.1 billion, a substantial increase of ¥45.3 billion from ¥31.8 billion for the corresponding six-month period of the previous year. In addition to the above factors, the following contributed to the earnings for the period:

•

Reflecting an other-than-temporary decline related to the foreign exchange translation loss in the investment value of the current portion of preferred shares of Valepar S.A., this segment recorded an impairment loss of ¥1.5 billion.

•

Other expenses—net included a foreign exchange profit of ¥1.0 billion related to borrowings denominated in U.S. dollars at Mitsui Raw Material Development Pty. Limited, a ¥3.9 billion profit on foreign exchange derivative contracts intended to reduce exposure to the fluctuating foreign exchange rate at the iron ore mining operation by Mitsui and a foreign exchange loss of ¥1.1 billion at iron ore producing businesses. A foreign exchange profit of ¥5.7 billion at Mitsui Raw Materials Development Pty. Limited and a foreign exchange loss of ¥2.6 billion at iron ore producing businesses were recorded for the corresponding six-month period of the previous year.

•

Reversal of deferred tax liabilities on undistributed retained earnings of associated companies, including Robe River Mining Company, at the time of profit distribution from them declined by approximately ¥4.0 billion from the corresponding six-month period of the previous year.

(*1)	Collahuasi’s copper concentrate and cathode sales are provisionally priced at the time of shipment and the provisional prices are finalized in a contractually specified future period (generally one to four months from the shipment date) primarily based on quoted London Metal Exchange (LME) prices. The provisionally priced sales in any quarterly period, which remain subject to final pricing, are revaluated at the quarter-end forward prices at the end of each quarter and final adjustments are made in the following quarter when the final prices are fixed.

Machinery & Infrastructure Projects Segment

Gross profit for the six-month period ended September 30, 2010 was ¥44.3 billion, an increase of ¥0.2 billion from ¥44.1 billion for the corresponding six-month period of the previous year.

•

While there was a contribution from newly acquired MT Falcon Holdings Company, S.A.P.I. de C.V. (Mexico), a natural-gas-fired power company in Mexico, the Infrastructure Projects Business Unit reported a decline of ¥0.8 billion in gross profit. This is mainly attributable to a decline in execution of plant business at Mitsui as well as reversal effect of volume sales performed for the corresponding six-month period of the previous year at Mitsui & Co. Plant Systems, Ltd. (Japan).

•	The Motor Vehicles Business Unit reported an increase of ¥2.0 billion in gross profit, due to solid performance at automotive-related subsidiaries overseas, especially in emerging economies.

•

The Marine & Aerospace Business Unit reported a decline of ¥1.0 billion in gross profit, mainly due to reversal effect of gain on sales of vessels recorded in the corresponding six-month period of the previous year. While demand for bulk freighters fluctuated reflecting demand for iron ore in China, difficult market conditions influenced by possible over supply of vessels to be built in coming years affected the operation and chartering of vessels and the trading of used vessels.

Operating income for the six-month period ended September 30, 2010 was ¥2.6 billion, a decline of ¥2.3 billion from ¥4.9 billion for the corresponding six-month period of the previous year. Mt Falcon Holdings, S.A.P.I. reported an increase in selling, general and administrative expenses and P.T. Bussan Auto Finance (Indonesia) reported an increase in provision for doubtful receivables.

Equity in earnings of associated companies for the six-month period ended September 30, 2010 was ¥13.5 billion, a decline of ¥4.9 billion from ¥18.4 billion for the corresponding six-month period of the previous year.

•

Overseas power producers, such as IPM (UK) Power Holdings Limited (Gibraltar), IPM Eagle LLP (United Kingdom) and P.T. Paiton Energy (Indonesia), reported equity in earnings of ¥3.9 billion in total, a decline of ¥7.3 billion from ¥11.2 billion for the corresponding six-month period of the previous year. Mainly due to the steep rise in power prices, mark-to-market valuation gains and losses, such as those on long-term power derivative contracts, declined by ¥8.0 billion from the corresponding six-month period of the previous year.

•

The Motor Vehicles Business Unit reported an increase of ¥1.3 billion compared to the corresponding six-month period of the previous year due to solid performance at automotive manufacturing and distributing businesses mainly in emerging economies.

•	The Marine & Aerospace Business Unit reported an equity in earnings of ¥0.5 billion, same amount for the corresponding six-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the six-month period ended September 30, 2010 was ¥9.6 billion, a decline of ¥10.2 billion from ¥19.8 billion for the corresponding six-month period of the previous year. In addition to the above-mentioned factors, reversal of deferred tax liabilities on undistributed retained earnings of associated companies at the time of profit distribution from them declined by approximately ¥4.0 billion from the corresponding six-month period of the previous year.

Chemicals Segment

Gross profit for the six-month period ended September 30, 2010 was ¥31.8 billion, a decline of ¥1.9 billion from ¥33.7 billion for the corresponding six-month period of the previous year. The principal developments in this segment were as follows:

•

The Basic Chemicals Business Unit reported a decline of ¥2.6 billion in gross profit. This was mainly due to underperforming trading activities for basic petrochemicals of upstream products and polyvinyl chloride (PVC), both being affected by a decline in volume preliminary attributable to curtailment of production volume by suppliers and their production troubles. On the other hand, Shark Bay Salt Pty. Ltd. (Australia), a salt manufacturing company, recorded an increase of ¥1.0 billion in gross profit due to increases in sales volume mainly bound for Asia.

•

The Performance Chemicals Business Unit reported an increase of ¥0.7 billion in gross profit. While P.T. Kaltim Pasifik Amoniak (Indonesia), an ammonia manufacturing and marketing joint venture, recorded an increase in gross profit due to an increase in the price of ammonia compared to the corresponding six-month period of the previous year, Mitsui Bussan Plastics Trade Co., Ltd. (Japan), a domestic trading company for plastics and chemicals showed a solid performance due to an increase in demand for automotive parts and electronics mainly from China.

Operating income for the six-month period ended September 30, 2010 was ¥8.1 billion, a decline of ¥0.4 billion from ¥8.5 billion for the corresponding six-month period of the previous year. The decline in gross profit was partly offset with a decline in selling, general and administrative expenses.

Equity in earnings of associated companies for the six-month period ended September 30, 2010 was ¥1.9 billion, an increase of ¥1.8 billion from ¥0.1 billion for the corresponding six-month period of the previous year. This was mainly due to an increase of ¥1.2 billion in earnings at International Methanol Company (Saudi Arabia), a methanol manufacturing joint venture reflecting improvement in the pricing of methanol.

Net income attributable to Mitsui & Co., Ltd. for the six-month period ended September 30, 2010 was ¥4.8 billion, an increase of ¥0.4 billion from ¥5.2 billion for the corresponding six-month period of the previous year. In addition to the above-mentioned factors, reversal of deferred tax liabilities on undistributed earnings of associated companies at the time of profit distribution from them declined from the corresponding six-month period of the previous year.

Energy Segment

Anticipating that global demand for oil would pick up with the global economy showing signs of recovery driven by emerging countries, and a gradual resurgence of speculative funds flowing into energy markets, oil prices (WTI) recovered to US$86 per barrel in April 2010. WTI dropped back to US$60 per barrel due to prospects of slower economic recovery in the advanced countries and concerns over easing of the high growth rates in emerging economies. In an adjustment to this pessimistic trend, the WTI future market recovered to US$80 per barrel in August.

Accordingly, Japan Crude Cocktail (JCC) recorded US$80 per barrel in April 2010 to US$76 per barrel in September 2010.

The JCC price trend is generally reflected in the net income of our overseas oil and gas producing subsidiaries and associated companies in this segment with a zero to six-month time lag.

Considering these time lags, Mitsui periodically calculates the weighted average JCC price applied to the operating results of those oil and gas producing subsidiaries and associated companies for internal review purposes. Such weighted average JCC prices for the six-month period ended September 30, 2010 and 2009 were US$79 per barrel and US$52 per barrel, respectively.

Gross profit for the six-month period ended September 30, 2010 was ¥103.6 billion, an increase of ¥37.1 billion from ¥66.5 billion for the corresponding six-month period of the previous year primarily due to the following:

•

Due to higher oil prices and increase of production, Mitsui Oil Exploration Co., Ltd. and Mitsui E&P Middle East B.V. reported increases of ¥11.4 billion and ¥8.7 billion, respectively. Due to higher oil prices, Mitsui E&P Australia Pty Limited reported an increase of ¥7.4 billion.

•

The price on sales of typical Australian premium hard coking coal for the six-month period ended September 30, 2010 was quoted as US$128 per ton FOB, which is approximately 65% higher than the price for the corresponding six-month period of the previous year. At the same time thermal coal prices declined by around 40%. For the six-month period ended September 30, 2010, gross profit at Mitsui Coal Holdings Pty. Ltd. (Australia) increased by ¥3.8 billion, reflecting higher coal prices, which were partly offset by higher Australian dollar against the U.S. dollar. Meantime, coal production (preliminary figure) for the six-month period ended September 30, 2010 increased slightly compared to the corresponding six-month period of the previous year.

•	Mitsui Oil Co., Ltd. recorded an increase of ¥6.8 billion in gross profit due to ideal conditions.

Operating income for the six month period ended September 30, 2010 was ¥73.3 billion, an increase of ¥34.8 billion from ¥38.5 billion for the corresponding six-month period of the previous year.

Equity in earnings of associated companies for the six-month period ended September 30, 2010 was ¥22.1 billion, an increase of ¥7.2 billion from ¥14.9 billion for the corresponding six-month period of the previous year. An increase at Japan Australia LNG (MIMI) PTY. Ltd. (Australia) was due to a net effect of higher LNG prices linked to oil prices and an increase in production.

Net income attributable to Mitsui & Co., Ltd. for the six-month period ended September 30, 2010 was ¥64.9 billion, an increase of ¥33.9 billion from ¥31.0 billion for the corresponding six-month period of the previous year. In addition to the above-mentioned developments, there were also the following factors:

•	Dividends from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea were ¥13.2 billion, an increase of ¥4.1 billion from the corresponding six-month period of the previous year.

•

Other expenses-net improved by ¥7.6 billion due to ¥2.9 billion foreign exchange profit reported at Mitsui Oil Exploration Co., Ltd. for the six-month period ended September 30, 2010 and a reversal effect of exploration expenses reported in the corresponding six-month period of the previous year. Major exploration expenses for the six-month period ended September 30, 2010 were recorded at Mitsui Oil Exploration Co., Ltd. and Mitsui E&P Mozambique Area 1 (United Kingdom) of ¥1.9 billion. The expense item includes an exploration expense related to the Mississippi Canyon 252 lease in the Gulf of Mexico, recorded by MOEX offshore 2007 LLC.

•

Reversal of deferred tax liabilities on undistributed retained earnings of associated companies at the time of profit distribution from them increased by approximately ¥3.0 billion from the corresponding six-month period of the previous year.

•

Net income attributable to noncontrolling interests increased by ¥7.2 billion due to an increase in net income before attribution of noncontrolling interests at many subsidiaries. The principal reason was the increase in gross profit and decline in exploration expenses at Mitsui Oil Exploration Co., Ltd.

•

This segment recorded an impairment loss on property and equipment and mineral rights at MOEX offshore 2007 LLC, a wholly owned subsidiary of MOEX USA Corporation, which in turn is wholly owned by Mitsui Oil Exploration Co., Ltd., due to the oil spill incident at Mississippi Canyon 252 lease in the Gulf of Mexico for the six-month period ended September 30, 2010.

Please refer to the description on “7. The Oil Spill Incident of a Drilling Rig in the Gulf of Mexico” on “IV. Consolidated Financial Statements” in regards to the oil spill incident of a drilling rig in the Gulf of Mexico.

Foods & Retail Segment

Gross profit for the six-month period ended September 30, 2010 was ¥37.1 billion, a decline of ¥5.4 billion from ¥42.5 billion for the corresponding six-month period of the previous year.

•

In the food resources and materials area, this segment recorded a mark-to-market loss on commodity derivative contracts related to the coffee business (*1) and a decline in gross profit in the businesses of maize, fruit juice and dairy products.

•

Mitsui Foods Co., Ltd. (Japan) recorded an increase in gross profit due to an increase in sales volume. MCM Foods Holdings Limited (United Kingdom), vendor of canned food products and groceries in the European market, recorded a decline in gross profit reflecting the poor performance of the canned food products business.

Operating income for the six-month period ended September 30, 2010 was ¥5.0 billion, a decline of ¥6.6 billion from ¥11.6 billion for the corresponding six-month period of the previous year, reflecting the decline in gross profit.

Equity in earnings of associated companies for the six-month period ended September 30, 2010 was ¥1.5 billion, a decline of ¥3.4 billion from ¥4.9 billion for the corresponding six-month period of the previous year. This segment recorded an impairment loss on listed shares in Mikuni Coca-Cola Bottling Co., Ltd. (Japan) for the six-month period ended September 30, 2010, reflecting a decline in share price (*2). Ventura Foods, LLC (United States), an edible oil and foods company, in which this segment invested through Wilsey Foods, Inc. (United States), recorded a decline in earnings due to contraction in profit margins reflecting strong competition, in comparison to the earnings for the corresponding six-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the six-month period ended September 30, 2010 was ¥2.9 billion, an increase of ¥9.4 billion from net loss of ¥6.5 billion for the corresponding six-month period of the previous year. In addition to the above mentioned factors, this segment recorded a ¥15.1 billion impairment loss on its holdings in Seven & i Holdings Co., Ltd., reflecting a decline in the share price, and a valuation allowance against deferred tax assets established for the impairment of Seven & i Holdings Co., Ltd. (*3) for the corresponding six-month period of the previous year.

(*1)	Besides mark-to-market valuation losses on derivative contracts, Mitsui maintained inventories that involved unrealized holding gains.

(*2)	Mitsui records an impairment loss on a marketable security of an associated company if a decline in the value of the security is other-than-temporary. For example, a market decline for a period of nine or more consecutive months leads to the conclusion that the security has an other-than-temporary decline. This impairment loss was recognized since the fair value decline was observed for more than nine consecutive months.

(*3)	Mitsui records an impairment loss on a marketable security if a decline in the value of security price is other-than-temporary. For example, a decline of 30% or more in the fair value of a security leads to the conclusion that the security has an other-than-temporary impairment. Among those securities determined to have an other-than-temporary impairment, a decline of less than 50% in the fair value of a security is a nondeductible impairment loss based on Japanese tax laws and regulations. Mitsui evaluates the realizability of the deferred tax assets for currently nondeductible impairment losses and sets up valuation allowances unless they are considered recoverable on reasonable grounds.

Consumer Service & IT Segment

Gross profit for the six-month period ended September 30, 2010 was ¥24.4 billion, a decline of ¥2.1 billion from ¥26.5 billion for the corresponding six-month period of the previous year. This segment showed solid performances in the electronics-related business and the liquid crystal display-related business due to resilient demand mainly in China. The Japanese economy showed a gradual recovery, however, this segment recorded declines in gross profit in the IT outsourcing business, the media business and the fashion business, reflecting dampened consumer spending and weak demand for investments in information systems. This segment also recorded a decline in gross profit due to divestiture of several businesses.

Operating loss for the six-month period ended September 30, 2010 was a ¥4.7 billion, an improvement of ¥1.7 billion from the operating loss of ¥6.4 billion for the corresponding six-month period of the previous year. The decline in selling, general and administrative expenses including personnel expenses partially offset the decline in gross profit.

Equity in earnings of associated companies for the six-month period ended September 30, 2010 was ¥1.7 billion, an increase of ¥5.6 billion from equity in losses of ¥3.9 billion for the corresponding six-month period of the previous year. This segment recorded an impairment loss on investment in the Nibancho Center Building Project, a real estate business, for the six-month period ended September 30, 2010 while a ¥7.3 billion impairment loss on listed shares in Moshi Moshi Hotline, Inc., reflecting the decline in share price, for the corresponding six-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the six-month period ended September 30, 2010 was ¥1.5 billion, an improvement of ¥6.9 billion from net loss of ¥5.4 billion for the corresponding six-month period of the previous year. Other than the above mentioned factors, this segment reported a loss allowance for the office development business in Japan in other expenses—net.

Logistics & Financial Markets Segment

Gross profit was ¥21.6 billion, a decline of ¥3.1 billion from ¥24.7 billion for the corresponding six-month period of the previous year. Due to economic growth in emerging economies mainly in Asia, commodity prices continue their solid performance. However, volatility abated from last summer, and derivatives trading continued to face a tough environment. Due to a reversal effect of gain on sales of a leased office building for the corresponding six-month period of the previous year, this segment recorded decline in gross profit in spite of moderate recovery of the global economy, which reflected an increase of sales volumes at the Transportation Logistics Business Unit.

Profits corresponding to foreign exchange losses of ¥8.3 billion and of ¥9.7 billion related to the commodity trading business posted in other expenses-net were included in gross profit for the six-month period ended September 30, 2010 and for the corresponding six-month period of the previous year, respectively.

Operating income for the six-month period ended September 30, 2010 was ¥6.6 billion, a decline of ¥4.1 billion from ¥10.7 billion for the corresponding six-month period of the previous year. An increase in selling, general and administrative expenses was related to subsidiaries at Financial Markets Segment.

Equity in earnings of associated companies for the six-month period ended September 30, 2010 was ¥6.2 billion, a ¥3.5 billion improvement from ¥2.7 billion for the corresponding six-month period of the previous year. JA Mitsui Leasing, Ltd. (Japan) reported an increase of ¥3.5 billion in earnings due to a decrease in provisions for doubtful receivables and reversal of reserves for doubtful receivables. Accordingly, net income attributable to Mitsui & Co., Ltd. for the six-month period ended September 30, 2010 was ¥3.3 billion, a ¥2.2 billion improvement from ¥1.1 billion for the corresponding six-month period of the previous year. Besides the above-mentioned factors, foreign exchange losses of ¥8.3 billion and of ¥9.7 billion related to the commodity trading business were posted in other expense-net for the six-month period ended September 30, 2010 and for the corresponding six-month period of the previous year, respectively.

Americas Segment

Gross profit for the six-month period ended September 30, 2010 was ¥38.2 billion, an increase of ¥2.6 billion from ¥35.6 billion for the corresponding six-month period of the previous year.

•

Champions Pipe & Supply, Inc. increased gross profit by ¥5.3 billion due to increases in volume and prices resulting from robust demand for tubular products for active shale gas developments in addition to a reversal effect of the revaluation loss on inventory recorded in the corresponding six-month period of the previous year.

•

Novus International, Inc. (United States) recorded a decline in gross profit due to a slight decline in selling prices, reflecting an increase in supply from competitors that have recovered from operational troubles, despite an increase in sale volume.

•

Mitsui Real Estate LLC. (United States) recorded an increase in gross profit due to an increase in home sales volume, reflecting consumers’ strong incentive to buy houses before expiration of the federal tax credit for first homebuyers in June 2010, but under the circumstances there are many uncertainties, such as the high unemployment rate and inflow of houses for foreclosure sale in the market.

•

Gross profit declined due to deconsolidation of Steel Technologies Inc. as a result of a transaction in which Mitsui & Co., (U.S.A.), Inc. contributed Steel Technologies Inc. to a newly established holding company, NuMit LLC (United States), a 50% interest of which was subsequently sold to Nucor Corporation, a major electronic furnace steel maker in the United States.

Operating income for the six-month period ended September 30, 2010 was ¥15.0 billion, an increase of ¥8.9 billion from ¥6.1 billion for the corresponding six-month period of the previous year. Selling, general and administrative expenses declined due to the aforementioned deconsolidation of Steel Technologies, Inc.

Equity in earnings of associated companies for the six-month period ended September 30, 2010 was ¥2.9 billion, an increase of ¥2.8 billion from ¥0.1 billion for the corresponding six-month period of the previous year. The deconsolidation of Steel Technologies, Inc. contributed to the increase.

Net income attributable to Mitsui & Co., Ltd. for the six-month period ended September 30, 2010 was ¥9.8 billion, an increase of ¥15.4 billion from net loss of ¥5.6 billion for the corresponding six-month period of the previous year. In addition to the above factors, there are the following factors.

•

There was a reversal effect of a ¥3.1 billion impairment loss of goodwill recorded at AFC HoldCo, LLC, an automotive retail finance company, for the corresponding six-month period of the previous year.

•

Losses attributable to this segment’s interest in Westport Petroleum, Inc. increased due to a decline in margin resulting from low demand for petroleum products as well as loss allowances for charter contracts for tankers and rental costs for oil tanks.

Europe, the Middle East and Africa Segment

Gross profit for the six-month period ended September 30, 2010 was ¥10.6 billion, an increase of ¥2.9 billion from ¥7.7 billion for the corresponding six-month period of the previous year, reflecting steady demand in the chemical and steel products businesses.

This segment recorded a ¥1.9 billion operating income for the six-month period ended September 30,2010, an increase of ¥5.1 billion from a operating loss of ¥3.2 billion for the corresponding six-month period of the previous year, reflecting an increase in gross profit and the decrease in selling, general and administration and provision for doubtful receivables.

Equity in earnings for the six-month period ended September 30, 2010 was less than ¥0.0 billion, a decrease of ¥0.6 billion from ¥0.6 billion for the corresponding six-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the six-month period ended September 30, 2010 was ¥0.6 billion, an increase of ¥1.6 billion from a net loss of ¥1.0 billion for the corresponding six-month period of the previous year.

Asia Pacific Segment

Gross profit for the six-month period ended September 30, 2010 was ¥15.2 billion, an increase of ¥1.7 billion from ¥13.5 billion for the corresponding six-month period of the previous year. Markets for chemicals, iron and steel products gradually recovered in the six-month period ended September 30, 2010.

Reflecting an increase in gross profit, operating income for the six-month period ended September 30, 2010 was ¥2.6 billion, an increase of ¥0.6 billion from a ¥2.0 billion for the corresponding six-month period of the previous year.

Equity in earnings for the six-month period ended September 30, 2010 was ¥1.4 billion, a decline of ¥0.6 billion from ¥2.0 billion for the corresponding six-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the six-month period ended September 30, 2010 was ¥22.0 billion, an increase of ¥8.5 billion from ¥13.5 billion for the corresponding six-month period of the previous year. The main cause of the increase in net income was attributable to an increase in earnings from the segment’s minority interest in Mitsui Iron Ore Development Pty. Ltd., Mitsui-Itochu Iron Pty Ltd. and Mitsui Coal Holdings Pty. Ltd.

3. Results of Operations for the Three-Month Period Ended September 30, 2010

(1) Analysis of Consolidated Income Statements (Comparison between the three-month period ended September 30, 2010 and 2009)

Revenues

Total revenues for the three-month period ended September 30, 2010 were ¥1,106.7 billion, an increase of ¥83.0 billion from ¥1,023.7 billion for the corresponding three-month period of the previous year.

Revenues from sales of products for the three-month period ended September 30, 2010 were ¥979.2 billion, an increase of ¥91.7 billion from ¥887.5 billion for the corresponding three-month period of the previous year, as a result of the following:

•	The Energy Segment reported an increase of ¥44.4 billion. Oil and gas production businesses, Mitsui and Mitsui Oil Co., Ltd. (Japan) reported increases in revenues mainly due to higher oil prices.

•

The Mineral & Metal Resources Segment also reported an increase of ¥40.0 billion in revenues. Reflecting higher iron ore prices, Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui-Itochu Iron Pty. Ltd. (Australia) reported increases of ¥21.3 billion and ¥6.6 billion, respectively.

•	The Iron & Steel Products Segment reported an increase of ¥25.1 billion primarily attributable to an increase in steel products export business for emerging countries.

•	The Chemical Segment reported a decline of ¥20.9 billion due to a decline in price of petrochemicals.

•	The Americas Segment reported a decline of ¥19.6 billion mainly due to the reclassification of Steel Technologies Inc. (United States) from subsidiary to associated company.

Revenues from sales of services and other sales for the three-month period ended September 30, 2010 were ¥90.4 billion and ¥37.2 billion, respectively, declines of ¥3.0 billion and ¥5.6 billion, respectively, from the corresponding three-month period of the previous year.

Gross Profit

Gross profit for the three-month period ended September 30, 2010 was ¥214.4 billion, an increase of ¥36.6 billion from ¥177.8 billion for the corresponding three-month period of the previous year as a result of the following:

•

The Mineral & Metal Resources Segment reported an increase of ¥24.6 billion in gross profit. Reflecting higher iron ore prices, Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui-Itochu Iron Pty. Ltd. (Australia) reported increases of ¥19.8 billion and ¥5.5 billion, respectively.

•

The Energy Segment also reported an increase of ¥15.5 billion in gross profit. Due mainly to an increase in oil prices, Mitsui Oil Exploration Co., Ltd. (Japan), Mitsui E&P Australia Pty Limited and Mitsui E&P Middle East B.V. reported increases of ¥6.0 billion, ¥4.8 billion and ¥4.0 billion, respectively. In addition, Mitsui oil Co., Ltd. reported an increase of ¥5.5 billion due to favorable market conditions and Mitsui Coal Holdings Pty. Limited (Australia) reported an increase of ¥4.8 billion due to an increase in coal prices. On the other hand, Westport Petroleum, Inc. (United States) reported a decline of ¥4.7 billion due to a decline in margin resulting from low demand for petroleum products as well as loss allowances for charter contracts for tankers and rental costs for oil tanks.

•

The Logistics & Financial Markets Segment reported a decrease of ¥3.8 billion due to the fact that commodity derivatives trading continued to face a tough environment and there was a reversal effect of gain on sales of a leased office building recorded in the corresponding three-month period of the previous year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three-month period ended September 30, 2010 were ¥132.4 billion, a decline of ¥0.8 billion from ¥131.6 billion for the corresponding three-month period of the previous year. The table below provides a breakdown of selling, general and administrative expenses used for our internal review.

Billions of Yen

	Personnel	Welfare	Travel	Entertainment	Communication
Three-month period ended September 30, 2010	66.9	2.7	7.1	2.0	12.0
Three-month period ended September 30, 2009	66.2	2.6	6.5	2.0	12.3
Change(*)	0.7	0.1	0.6	0.0	▲0.3

	Rent	Depreciation	Tax	Others	Total
Three-month period ended September 30, 2010	4.8	5.1	1.9	29.9	132.4
Three-month period ended September 30, 2009	5.1	3.6	2.3	31.0	131.6
Change(*)	▲0.3	1.5	▲0.4	▲1.1	0.8

(*)▲	: Decrease in selling, general and administrative expenses

There is no significant variance in each of expense categories between the three-month period ended September 30, 2010 and the corresponding three-month period of the previous year.

The table below provides selling, general and administrative expenses broken down by operating segment.

Billions of Yen

Operating Segment	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Three-month period ended September 30, 2010	7.8	4.5	18.8	12.2	15.1	16.3	14.6	7.8
Three-month period ended September 30, 2009	8.2	4.0	19.1	12.8	14.2	15.6	16.4	7.3
Change(*)	▲0.4	0.5	▲0.3	▲0.6	0.6	0.7	▲1.8	0.5

Operating Segment	Americas	Europe, the Middle East and Africa	Asia Pacfic	Total	All other	Adjustments and Eliminations	Consolidated Total
Three-month period ended September 30, 2010	10.4	4.9	6.3	118.7	1.5	12.2	132.4
Three-month period ended September 30, 2010	13.2	5.0	5.8	121.6	1.1	8.9	131.6
Change(*)	▲2.8	▲0.1	0.5	▲2.9	0.4	3.3	0.8

(*)▲:	Decrease in selling, general and administrative expenses

The reclassification of Steel Technologies Inc. from subsidiary to associated company resulted in a decline at the Americas Segment. The Consumer Service and IT Segment also decreased while Adjustment and Eliminations increased.

Provision for Doubtful Receivables

Provision for doubtful receivables for the three-month period ended September 30, 2010 was ¥2.3 billion, a decline of ¥1.4 billion from ¥3.7 billion for the corresponding three-month period of the previous year. Provisions for both periods represented increases in aggregate reserves for individually small receivables.

Interest Expense, Net of Interest Income

Interest expense, net of interest income, for the three-month period ended September 30, 2010 was ¥0.5 billion, a decline of ¥2.4 billion from ¥2.9 billion for the corresponding three-month period of the previous year. This was due to lower U.S. dollar and Japanese yen interest rates. The following table provides the periodic average of 3 month Libor of the Japanese yen and U.S. dollar for the three-month period ended September 30, 2010 and 2009.

	Periodic average of 3 month Libor (%p.a.)
	Three-month period ended September 30,
	2010	2009
Japanese yen	0.23	0.39
U.S. dollar	0.35	0.37

Dividend Income

Dividend income for the three-month period ended September 30, 2010 was ¥10.3 billion, an increase of ¥2.6 billion from ¥7.7 billion for the corresponding three-month period of the previous year.

Dividend income from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea was ¥6.2 billion, a decline of ¥0.1 billion from the corresponding three-month period of the previous year.

Loss on Sales of Securities

Loss on sales of securities for the three-month period ended September 30, 2010 was ¥3.0 billion, a deterioration of ¥4.5 billion from a gain of ¥1.5 billion for the corresponding three-month period of the previous year. The Consumer Service & IT Segment reported a loss on sale of our shareholding in Sport Co., Ltd., which engages in the bowling business, for the three-month period ended September 30, 2010. There were miscellaneous small transactions for the corresponding three-month period of the previous year.

Loss on Write-Downs of Securities

Loss on write-downs of securities for the three-month period ended September 30, 2010 was ¥2.3 billion, an improvement of ¥13.6 billion from ¥15.9 billion for the corresponding three-month period of the previous year.

•	There were miscellaneous small write-downs for the three-month period ended September 30, 2010.

•	The Food & Retail Segment recorded a loss of ¥15.1 billion on the write-down of shares in Seven & i Holdings Co., Ltd. for the corresponding three-month period of the previous year.

Gain on Disposal or Sales of Property and Equipment—Net

Loss on disposal or sales of property and equipment—net for the three-month period ended September 30, 2010 was ¥0.4 billion, a deterioration of ¥0.9 billion from a gain of ¥0.5 billion for the corresponding three-month period of the previous year. There were miscellaneous small transactions in both periods.

Impairment Loss of Long-Lived Assets

Impairment loss of long-lived assets for the three-month period ended September 30, 2010 was ¥0.4 billion, an improvement of ¥0.6 billion from a loss of ¥1.0 billion for the corresponding three-month period of the previous year. There were miscellaneous small transactions in both periods.

Impairment Loss of Goodwill

There was no impairment loss on goodwill for the three-month period ended September 30, 2010. Impairment loss of goodwill for the corresponding three-month period of the previous year was ¥3.1 billion. Due to slack demand for automotives, an impairment loss was posted at AFC HoldCo, LLC (United States), which is an automotive retail finance subsidiary at the Americas.

Other Expenses—Net

Other expenses—net for the three-month period ended September 30, 2010 were an income of ¥0.3 billion, an improvement of ¥10.4 billion from a loss of ¥10.1 billion for the corresponding three-month period of the previous year.

•

For the three-month period ended September 30, 2010, Mitsui recorded foreign exchange gains of ¥0.2 billion including a loss of ¥4.6 billion on commodity trading activities in the Logistics & Financial Markets Segment and a gain of ¥2.4 billion on foreign exchange derivative contracts, intended to reduce exposure to the fluctuating foreign exchange rate at the iron ore mining operations at the Mineral & Metal Resources Segment.

•

For the corresponding three-month period of the previous year, Mitsui recorded foreign exchange losses of ¥5.3 billion including a loss of ¥6.5 billion on commodity trading activities in the Logistics & Financial Markets, which corresponded to a related gross profit in the same segment. In addition, Mitsui Oil Exploration Co., Ltd. in the Energy segment recorded an exploration expense of ¥8.8 billion.

Income Taxes

Income taxes for the three-month period ended September 30, 2010 were ¥46.3 billion, an increase of ¥15.5 billion from ¥30.8 billion for the corresponding three-month period of the previous year. This increase was attributable to increases in “income from continuing operations before income taxes and equity in earnings” and “equity earnings of associated companies”, despite a reversal of deferred tax liabilities related to dividends received from associated companies (*1), an increase of approximately ¥5.0 billion, as well as establishment of valuation allowances for deferred tax assets recorded for temporally differences such as those on an impairment loss of ¥15.1 billion for Seven & i Holdings Co., Ltd. for the corresponding three-month period of the previous year declined.

The effective tax rate on “income from continuing operations before income taxes and equity in earnings” for the three-month period ended September 30, 2010 was 55.3%, a decline of 104.3 percentage points from 159.6% for the corresponding three-month period of the previous year. The decline in effective tax rate is primarily attributable to a decline in the ratio of establishment of valuation allowances for deferred tax assets and income tax effect recorded for equity in earnings against “income from continuing operations before income taxes and equity in earnings.”

(*1)	We record deferred tax liabilities on undistributed retained earnings of associated companies based on the assumption that we would sell investments in associated companies in the future. At the time of profit distribution from associated companies, we reverse the deferred tax liabilities while recording a tax expense on the dividends received. In a case where a major portion of dividends received is treated as non-taxable, such as the tax treatment under Japanese tax law, tax expenses on dividends received are smaller than the reversal amount of the deferred tax liabilities, and the balance is credited to tax expenses.

Equity in Earnings of Associated Companies

Equity in earnings of associated companies for the three-month period ended September 30, 2010 was ¥50.0 billion, an increase of ¥24.8 billion from ¥25.2 billion for the corresponding three-month period of the previous year as a result of the following:

•

An increase of ¥4.0 billion was recorded at Robe River Mining Company (Australia), an investment vehicle company for our Australian iron ore mining business, reflecting an increase in iron ore prices, and an increase of ¥10.9 billion was recorded at Valepar S.A. (Brazil) reflecting a boost in earnings at its investee, Vale S.A. (“Vale”), mainly due to increases in prices and shipments of iron ore.

•	An increase was recorded at Japan Australia LNG (MIMI) Pty. Ltd. (Australia) mainly due to higher LNG prices linked to oil prices.

•

Overseas power production businesses reported a decline of ¥6.6 billion in earnings due mainly to a decline in mark-to-market valuation gains and losses, such as those on long-term power derivative contracts from the corresponding three-month period of the previous year.

•	Due to a decline in stock price, a ¥7.3 billion impairment loss on investment in Moshi Moshi Hotline, Inc. (Japan) was recorded in the corresponding three-month period of the previous year.

Income (Loss) from Discontinued Operations

Income (loss) from discontinued operations for the three-month period ended September 30, 2010 was nil. A loss of ¥0.2 billion was recorded in the corresponding three-month period of the previous year. MitEnergy Upsteam LLC (United States) was the major discontinued operation for the corresponding three month period of the previous year.

Net Income before attribution of Noncontrolling Interests

As a result of the above factors, net income before attribution of noncontrolling interests for the three-month period ended September 30, 2010 was ¥87.5 billion, an increase of ¥74.0 billion from ¥13.5 billion for the corresponding three-month period of the previous year.

Net Income attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests for the three-month period ended September 30, 2010 was a loss of ¥6.8 billion, a deterioration of ¥8.8 billion from an income of ¥2.0 billion for the corresponding three-month period of the previous year. Mitsui Oil Exploration Co., Ltd. reported an increase in losses of ¥8.0 billion. The main factors were an increase in net income attributable to noncontrolling interests due to an increase in net income attributable to noncontrolling interests of that company resulting from an increase in net income before attribution of noncontrolling interests, and a reversal effect of third party share of exploration expense posted in other expenses-net in the corresponding three-month period of the previous year.

Net Income attributable to Mitsui & Co., Ltd.

As a result, net income attributable to Mitsui & Co., Ltd for the three-month period ended September 30, 2010 was ¥80.7 billion, an increase of ¥65.2 billion from ¥15.5 billion for the corresponding three-month period of the previous year.

(2) Operating Results by Operating Segment

Westport Petroleum, Inc. was previously included in the Americas Segment, but was transferred to the Energy Segment in the three-month period ended September 30, 2010. The operating segment information for the corresponding three-month period ended September 30, 2009 has been restated to conform to the current year presentation.

Iron & Steel Products Segment

Gross profit for the three-month period ended September 30, 2010 was ¥9.7 billion, an increase of ¥1.6 billion from ¥8.1 billion for the corresponding three-month period of the previous year. Supported by steady demand in Asia, Regency Steel Asia Pte Ltd. (Singapore) recorded a solid performance. A recovery in demand for automotive and home appliance, supported by the Eco-car tax reduction and Eco points, contributed to an increase in gross profit at Mitsui & Co. Steel Ltd. (Japan) although overall domestic sales remained sluggish, especially for the construction sector.

Operating income for the three-month period ended September 30, 2010 was ¥1.8 billion, an increase of ¥3.1 billion from a net loss of ¥1.3 billion for the corresponding three-month period of the previous year, reflecting an increase in gross profit and decline in provision for doubtful receivables.

Equity in earnings of associated companies for the three-month period ended September 30, 2010 was ¥1.2 billion, an increase of ¥0.8 billion from ¥0.4 billion for the corresponding three-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended September 30, 2010 was ¥1.6 billion, an increase of ¥1.5 billion from ¥0.1 billion for the corresponding three-month period of the previous year.

Mineral & Metal Resources Segment

Gross profit for the three-month period ended September 30, 2010 was ¥42.7 billion, a substantial increase of ¥24.6 billion from ¥18.1 billion for the corresponding three-month period of the previous year. The main factor contributing to the increase was higher prices for iron ore. Starting from this year, the pricing system between mining companies and steelmakers shifted from a four-decade-old pricing system based on the annual fixed-price contracts to prices based on the spot market on a shorter term basis, such as on a quarterly basis.

Anticipating that global demand for iron ore would pick up with the global economy showing signs of recovery, led by consistent increases in demand in China, spot prices continued to increase from October 2009 until they peaked in April 2010.

After slipping back to levels seen at the beginning of this year, spot prices crept up again in July 2010. Accordingly, representative contract prices for products sold during the three-month period ended September 30, 2010, based on daily average of short-term references during March 1, 2010 through May 31, 2010, were settled at levels substantially higher than the prevailing annual fixed contract prices as well as short-term market references during the corresponding three-month period of the previous year.

Consequently, the increases in gross profit recorded by Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd. were ¥19.8 billion and ¥5.5 billion, respectively.

Operating income for the three-month period ended September 30, 2010 was ¥38.1 billion, an increase of ¥24.0 billion from ¥14.1 billion for the corresponding three-month period of the previous year, reflecting the increase in gross profit.

Equity in earnings of associated companies for the three-month period ended September 30, 2010 was ¥22.7 billion, an increase of ¥15.7 billion from ¥7.0 billion for the corresponding three-month period of the previous year. Major factors were as follows:

•

Earnings at Robe River Mining Company were ¥8.1 billion, an increase of ¥4.0 billion from ¥4.1 billion for the corresponding three-month period of the previous year, reflecting increases in iron ore prices.

•

Compania Minera Dona Ines de Collahuasi SCM (Chile) recorded earnings of ¥2.5 billion, a decrease of ¥0.5 billion from ¥3.0 billion for the corresponding three-month period of the previous year, mainly due to a revaluation loss on provisionally priced copper sales that remained subject to final pricing as well as a reversal effect of revaluation gains recorded in the three-month period of the previous year (*1), which was partially offset by increases in copper prices as well as increases in sales volume. Compania Minera Dona Ines de Collahuasi SCM has a different fiscal year end than that of Mitsui.

•

Valepar S.A. (Brazil) posted earnings of ¥11.5 billion, an increase of ¥10.9 billion from ¥0.6 billion for the corresponding three-month period of the previous year, reflecting an increase in earnings at Vale mainly due to increases in prices and the shipped volume of iron ore. As the fiscal year of Valepar S.A. commences on January 1 and ends on December 31 of each year, we recognize their profit and loss with a three month time lag.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended September 30, 2010 was ¥37.4 billion, a substantial increase of ¥25.3 billion from ¥12.1 billion for the corresponding three-month period of the previous year. In addition to the above factors, there were the following factors:

•

Other expenses—Net included a foreign exchange profit of ¥2.3 billion related to borrowings denominated in U.S. dollars at Mitsui Raw Material Development Pty. Limited, a ¥2.4 billion profit on foreign exchange derivative contracts, intended to reduce exposure to the fluctuating foreign exchange rate at the iron ore mining operation by Mitsui and a foreign exchange loss of ¥2.3 billion at iron ore producing businesses. A foreign exchange profit of ¥1.9 billion at Mitsui Raw Materials Development Pty. Limited and a foreign exchange loss of ¥0.9 billion at iron ore producing businesses were recorded for the corresponding three-month period of the previous year.

(*1)	Collahuasi’s copper concentrate and cathode sales are provisionally priced at the time of shipment and the provisional prices are finalized in a contractually specified future period (generally one to four months from the shipment date) primarily based on quoted London Metal Exchange (LME) prices. The provisionally priced sales in any quarterly period, which remain subject to final pricing, are revaluated at the quarter-end forward prices at the end of each quarter and final adjustments are made in the following quarter when the final prices are fixed.

Machinery & Infrastructure Projects Segment

Gross profit for the three-month period ended September 30, 2010 was ¥20.7 billion, a decline of ¥1.4 billion from ¥22.1 billion for the corresponding three-month period of the previous year.

•

The Infrastructure Projects Business Unit reported a decline of ¥0.2 billion in gross profit due mainly to a reversal effect of volume sales for the corresponding three-month period of the previous year at Mitsui & Co. Plant Systems, Ltd. (Japan), while there was a contribution from a newly acquired natural-gas-fired power company in Mexico, named MT Falcon Holdings Company, S.A.P.I. de C.V.

•

The Motor Vehicles Business Unit reported a decline of ¥0.6 billion in gross profit, due mainly to a decline in gross profit at the motorcycle retail finance company P.T. Bussan Auto Finance (Indonesia) due to decline in recognition amount of booking administrative fees paid by customers, while automotive-related subsidiaries in emerging economies, including its core business of P.T. Bussan Auto Finance, continued to show solid performances.

•

The Marine & Aerospace Business Unit reported a decline of ¥0.6 billion in gross profit, partially due to a decline in revenue from chartering vessels resulting from sales of vessels in the previous year. While demand for bulk freighters fluctuated reflecting demand for iron ore in China, difficult market conditions influenced by a possible over supply of vessels to be built in coming years affected the operation and chartering of vessels and the trading of used vessels.

Operating income for the three-month period ended September 30, 2010 was a loss of ¥0.1 billion, a decline of ¥1.2 billion from an income of ¥1.1 billion for the corresponding three-month period of the previous year. In addition to the decline in gross profit, Mt Falcon Holdings, S.A.P.I. reported an increase in selling, general and administrative expenses and P.T. Bussan Auto Finance reported an increase in provision for doubtful receivables as well as a decline in selling, general and administrative expenses decline in incentive expenses corresponding to above mentioned decline in booking administrative fees.

Equity in earnings of associated companies for the three-month period ended March 31, 2010 was ¥4.8 billion, a decline of ¥5.3 billion from ¥10.1 billion for the corresponding three-month period of the previous year.

•

Overseas power producers, such as IPM (UK) Power Holdings Limited (Gibraltar), IPM Eagle LLP (United Kingdom) and P.T. Paiton Energy (Indonesia), reported equity in losses of ¥0.3 billion in total, a decline of ¥6.4 billion from equity in earnings of ¥6.1 billion for the corresponding three-month period of the previous year. Mainly due to a steep rise in power price, mark-to-market valuation gains and losses, such as those on long-term power derivative contracts, declined by ¥6.7 billion from the corresponding three-month period of the previous year.

•

The Motor Vehicles Business Unit reported an increase of ¥0.5 billion compared to the corresponding three-month period of the previous year. Performance at both automotive and construction machinery-related associated companies, especially in emerging economies, continue to recover.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended September 31, 2010 was ¥3.0 billion, a decline of ¥3.8 billion from ¥6.8 billion for the corresponding three-month period of the previous year.

Chemical Segment

Gross profit for the three-month period ended September 30, 2010 was ¥14.9 billion, a decline of ¥0.1 billion from ¥15.0 billion for the corresponding three-month period of the previous year. The principal developments in this segment were as follows:

•

The Basic Chemicals Business Unit reported a decline of ¥1.4 billion in gross profit. This was mainly due to underperforming trading activities for basic petrochemicals of upstream products and polyvinyl chloride (PVC), both being affected by a decline in volume mainly caused by curtailment of production volume by suppliers and their production troubles. On the other hand, Shark Bay Salt Pty. Ltd. (Australia), a salt manufacturing company, recorded an increase in gross profit due to increases in sales volume mainly bound to Asia.

•

The Performance Chemicals Business Unit reported an increase of ¥1.3 billion in gross profit. While P.T. Kaltim Pasifik Amoniak (Indonesia), an ammonia manufacturing and marketing joint venture, recorded an increase of ¥0.8 billion in gross profit due to an increase in the price of ammonia compared to the corresponding three-month period of the previous year. Mitsui Bussan Plastics Trade Co., Ltd. (Japan), a domestic trading company for plastics and chemicals, showed a solid performance due to an increase in demand for automotive parts and electronics mainly from China.

Operating income for the three-month period ended September 30, 2010 was ¥2.8 billion, an increase of ¥0.9 billion from ¥1.9 billion for the three-month period of the previous year. The decline in gross profit was partly offset by a decline in selling, general and administrative expenses.

Equity in earnings of associated companies for the three-month period ended September 30, 2010 was ¥1.1 billion, an increase of ¥0.8 billion from ¥0.3 billion for the three-month period of the previous year. This was mainly due to an increase in earnings at International Methanol Company (Saudi Arabia), a methanol manufacturing joint venture, reflecting improvement in the pricing of methanol.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended September 30, 2010 was ¥1.7 billion, an increase of ¥1.1 billion from ¥0.6 billion for the corresponding three-month period of the previous year.

Energy Segment

Anticipating that global demand for oil would pick up with the global economy showing signs of recovery driven by emerging countries, and a gradual resurgence of speculative funds flowing into energy markets, oil prices (WTI) recovered to US$86 per barrel in April 2010. WTI dropped back to US$60 per barrel due to prospects of a slower economic recovery in the advanced countries and concerns over easing of the high growth rates in emerging economies. Adjusting to this pessimistic trend, the WTI future market recovered to US$80 per barrel in August. And thereafter traded firmly.

Accordingly, Japan Crude Cocktail (JCC) recorded US$76, US$75 (preliminary figure) and US$76 (preliminary figure) per barrel in July, August and September of this year, respectively. The JCC price trend is generally reflected in the net income of our overseas oil and gas producing subsidiaries and associated companies in this segment with a zero to six-month time lag.

Considering the time lag, Mitsui periodically calculates the weighted average JCC price applied to the operating results of those oil and gas producing subsidiaries and associated companies for internal review purposes. Such weighted average JCC prices for the three-month period ended September 30, 2010 and 2009 were US$76 per barrel and US$53 per barrel, respectively.

Gross profit for the three-month period ended September 30, 2010 was ¥51.9 billion, an increase of ¥15.5 billion from ¥36.4 billion for the corresponding three-month period of the previous year primarily due to the following:

•

In the oil and gas exploration and production business, mainly due to higher oil prices, Mitsui Oil Exploration Co., Ltd., Mitsui E&P Middle East B.V. and Mitsui E&P Australia Pty Limited reported increases of ¥6.0 billion, ¥4.8 billion and ¥4.0 billion, respectively.

•

In the coal mining business, the price applied for sales of typical Australian premium hard coking coal for the three-month period ended September 30, 2010 was approximately 75% higher than the annual contract price for the year ended March 31, 2010, which was quoted at US$128 per ton FOB. At the same time the thermal coal price was around 40% higher than the annual contract price for the year ended March 31, 2010, which was quoted at US$71 per ton FOB. For the three-month period ended September 30, 2010, gross profit at Mitsui Coal Holdings Pty. Ltd. increased by ¥4.8 billion, reflecting higher coal prices, which were partly offset by a higher Australian dollar against the U.S. dollar. Meantime, coal production (preliminary figure) for the three month period ended September 30, 2010 slightly increased compared to the corresponding three-month period of the previous year.

•	Mitsui Oil Co., Ltd. reported an increase of ¥5.5 billion due to favorable market conditions.

•	Westport Petroleum, Inc. reported a decrease of ¥4.7 billion due to decline of demand and margins, with loss allowances for charter contracts for tankers and rental costs for oil tanks.

Operating income for the three-month period ended September 30, 2010 was ¥36.3 billion, an increase of ¥14.1 billion from ¥22.2 billion for the three-month period of the previous year.

Equity in earnings of associated companies for the three-month period ended September 30, 2010 was ¥12.6 billion, an increase of ¥5.8 billion from ¥6.8 billion for the three-month period of the previous year. An increase at Japan Australia LNG (MIMI) PTY. Ltd. was recorded due to higher LNG prices linked to oil prices, the effect of which was partly offset by higher Australian dollar against the U.S. dollar.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended September 30, 2010 was ¥32.3 billion, an increase of ¥17.1 billion from ¥15.2 billion for the three-month period of the previous year. In addition to the above-mentioned developments, there were also the following factors:

•	Dividends from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea were ¥6.2 billion, which is almost the same level as the corresponding three-month period of the previous year.

•

Other expenses-net improved by ¥6.5 billion due to foreign exchange profit for the three-month period ended September 30, 2010 and reversal effect of exploration expenses for the corresponding three-month period of the previous year, both of which were recorded at Mitsui Oil Exploration Co., Ltd.

•

Net income attributable to noncontrolling interests increased by ¥5.2 billion. Mitsui Oil Exploration Co., Ltd. reported an increase of ¥8.0 billion in net income attributable to noncontrolling interests due to an increase in net income attributable to noncontrolling interests resulting from an increase in net income before attribution of noncontrolling interests and a reversal effect of third party share of exploration expenses posted in other expenses-net in the corresponding three-month period of the previous year.

Please refer to the description on “7. The Oil Spill Incident of a Drilling Rig in the Gulf of Mexico” on “IV. Consolidated Financial Statements” in regards to the oil spill incident of a drilling rig in the Gulf of Mexico.

Foods & Retail Segment

Gross profit for the three-month period ended September 30, 2010 was ¥18.4 billion, a decline of ¥1.9 billion from ¥20.3 billion for the corresponding three-month period of the previous year.

•	In the food resources and materials area, this segment reported a decline in gross profit in the businesses of maize, fruit juice and dairy products.

•

Mitsui Foods Co., Ltd. (Japan) recorded an increase in gross profit due to an increase in sales volume. MCM Foods Holdings Limited (United Kingdom), vendor of canned food products and groceries in the European market, recorded a decline in gross profit reflecting the poor performance of the canned food products business.

Operating income for the three-month period ended September 30, 2010 was ¥2.0 billion, a decline of ¥2.8 billion from ¥4.8 billion for the corresponding three-month period of the previous year, reflecting the decline in gross profit.

Equity in earnings of associated companies for the three-month period ended September 30, 2010 was ¥1.7 billion, a decline of ¥0.7 billion from ¥2.4 billion earnings for the corresponding three-month period of the previous year. Ventura Foods, LLC (United States), an edible oil and foods company, in which this segment invested through Wilsey Foods, Inc. (United States), recorded a decline in earnings, due to contraction in profit margins reflecting strong competition, in comparison to the corresponding three-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended September 30, 2010 was ¥1.2 billion, an increase of ¥12.6 billion from net loss of ¥11.4 billion for the corresponding three-month period of the previous year. In addition to the above mentioned factors, this segment recorded a ¥15.1 billion impairment loss on its holdings in Seven & i Holdings Co., Ltd., reflecting a decline in share price, and a valuation allowance against deferred tax assets established for the impairment loss (*1) for the three-month period of the previous year.

(*1)	Mitsui records an impairment loss on a marketable security if a decline in the value of the security price is other-than-temporary. For example, a decline of 30% or more in the fair value of a security leads to the conclusion that the security has an other-than-temporary impairment. Among those securities determined to have an other-than-temporary impairment, a decline of less than 50% in the fair value of a security is a nondeductible impairment loss based on Japanese tax laws and regulations. Mitsui evaluates the realizability of the deferred tax assets for currently nondeductible impairment losses and sets up valuation allowances unless they are considered recoverable on reasonable grounds.

Consumer Service & IT Segment

Gross profit for the three-month period ended September 30, 2010 was ¥12.3 billion, a decline of ¥2.4 billion from ¥14.7 billion for the corresponding three-month period of the previous year. The Japanese economy showed a gradual recovery, however, this segment recorded a decline in gross profit in the IT outsourcing business, the media business and the fashion business, reflecting dampened consumer spending and weak demand for investments in information systems. This segment also recorded a decline in gross profit due to divestiture of several businesses.

Operating loss for the three-month period ended September 30, 2010 was ¥2.3 billion, a decline of ¥0.3 billion from a loss of ¥2.0 billion for the corresponding three-month period of the previous year. The decline in selling, general and administrative expenses partially offset the decline in gross profit.

Equity in losses of associated companies for the three-month period ended September 30, 2010 was ¥0.3 billion, an improvement of ¥4.6 billion from ¥4.9 billion in losses for the corresponding three-month period of the previous year. This segment recorded an impairment loss on investment in the Nibancho Center Building Project, a real estate business, for the three-month period ended September 30, 2010, while a ¥7.3 billion impairment loss on listed shares in Moshi Moshi Hotline, Inc., reflecting the decline in share price, was recorded for the three-month period of the previous year.

Net loss attributable to Mitsui & Co., Ltd. for the three-month period ended September 30, 2010 was ¥2.7 billion, an improvement of ¥2.8 billion from a loss of ¥5.5 billion for the corresponding three-month period of the previous year. Other than the above, this segment reported a loss of ¥3.2 billion on the sale of securities due to divestiture of several businesses including Sport Co., Ltd., which engages in the bowling business, in order to further develop its business portfolio.

Logistics & Financial Markets Segment

Gross profit was ¥11.1 billion, a decline of ¥3.8 billion from ¥14.9 billion for the corresponding three-month period of the previous year. Though commodity prices continued to be at high levels, derivatives trading continued to face a tough environment due to abated volatility. In addition, due to a reversal effect of gain on sale of a leased office building for the corresponding three-month period of the previous year, this segment recorded a decline in gross profit in spite of an increase in sales volume at the Transportation Logistics Business Unit, against the backdrop of global economic recovery.

Profits corresponding to foreign exchange losses of ¥4.6 billion and ¥6.6 billion, related to the commodity trading business, posted in other expenses-net were included in gross profit for the three-month period ended September 30, 2010 and for the corresponding three-month period of the previous year, respectively.

Reflecting decreases in gloss profit, operating income for the three-month period ended September 30, 2010 was ¥3.4 billion, a decline of ¥4.5 billion from ¥7.9 billion for the corresponding three-month period of the previous year.

Equity in earnings of associated companies for the three-month period ended September 30, 2010 was ¥3.6 billion, an increase of ¥1.9 billion from ¥1.7 billion for the three-month period of the previous year. JA Mitsui Leasing, Ltd. (Japan) reported an increase in earnings from the corresponding three-month period of the previous year, due to a decline in provision for doubtful receivables and reversal of reserves for doubtful receivables.

Accordingly, net income attributable to Mitsui & Co., Ltd. for the three-month period ended September 30, 2010 was ¥2.2 billion, an increase of ¥1.2 billion from ¥1.0 billion for the corresponding three-month period of the previous year. Besides the above-mentioned factors, foreign exchange losses of ¥4.6 billion and ¥6.6 billion related to the commodity trading business were posted in other expense-net for the three-month period ended September 30, 2010 and for the corresponding three-month period of the previous year, respectively.

Americas Segment

Gross profit for the three-month period ended September 30, 2010 was ¥18.2 billion, an increase of ¥0.7 billion from ¥17.5 billion for the corresponding three-month period of the previous year.

•

Champions Pipe & Supply, Inc. (United States) increased gross profit by ¥3.9 billion due to increases in volume and prices, resulting from robust demand for tubular products for active shale gas developments in addition to a reversal effect of the revaluation loss on inventory recorded in the corresponding three-month period of the previous year.

•

Novus International, Inc. (United States) recorded a decline in gross profit due to a slight decline in sale price reflecting an increase in supply from competitors, which recovered from operational troubles despite an increase in sale volume.

•

Gross profit declined due to deconsolidation of Steel Technologies Inc. as a result of a transaction in which Mitsui & Co., (U.S.A.), Inc. contributed Steel Technologies Inc. to a newly established holding company, NuMit LLC (United States), a 50% interest of which was subsequently sold to Nucor Corporation, a major electronic furnace steel maker in the United States.

Operating income for the three-month period ended September 30, 2010 was ¥7.6 billion, an increase of ¥4.8 billion from ¥2.8 billion for the corresponding three-month period of the previous year. Selling, general and administrative expenses declined due to deconsolidation of Steel Technologies Inc.

Equity in earnings of associated companies for the three-month period ended September 30, 2010 was ¥2.0 billion, an increase of ¥1.8 billion from ¥0.2 billion for the corresponding three-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended September 30, 2010 was ¥4.7 billion, an improvement of ¥7.7 billion from net loss of ¥3.0 billion for the corresponding three-month period of the previous year. In addition to the above factors, there are the following factors:

•	There was a reversal effect of a ¥3.1 billion impairment loss of goodwill recorded at AFC HoldCo, LLC, an automotive retail finance company, for the corresponding three-month of the previous year.

•

Losses attributable to this segment’s interest in Westport Petroleum, Inc. deteriorated by ¥3.2 billion from an income for the corresponding three-month period of the previous year due to a decline in margin resulting from low demand for petroleum products as well as loss allowances for charter contracts for tankers and rental costs for oil tanks.

Europe, the Middle East and Africa Segment

Gross profit for the three-month period ended September 30, 2010 was ¥5.9 billion, an increase of ¥1.6 billion from ¥4.3 billion for the corresponding three-month period of the previous year, reflecting steady demand in the chemical and steel products business.

Operating income for the three-month period ended September 30, 2010 was ¥1.3 billion, an improvement of ¥3.1 billion from a loss of ¥1.8 billion for the corresponding three-month period of the previous year, reflecting an increase in gross profit and a decrease in provision for doubtful receivables.

Equity in earnings for the three-month period ended September 30, 2010 was a loss of ¥0.2 billion, a deterioration of ¥0.3 billion from an income of ¥0.1 billion for the corresponding three-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended September 30, 2010 was ¥0.3 billion, an improvement of ¥1.3 billion from a loss of ¥1.0 billion for the corresponding three-month period of the previous year.

Asia Pacific Segment

Gross profit for the three-month period ended September 30, 2010 was ¥7.7 billion, an increase of ¥0.9 billion from ¥6.8 billion for the corresponding three-month period of the previous year. Markets for chemicals, iron and steel products continued to recover in the three-month period ended September 30, 2010, and contributed to the increase.

Operating income for the three-month period ended September 30, 2010 was ¥1.4 billion, an increase of ¥0.3 billion from a ¥1.1 billion for the corresponding three-month period of the previous year.

Equity in earnings for the three-month period ended September 30, 2010 was ¥0.5 billion, a decline of ¥0.6 billion from ¥1.1 billion for the corresponding three-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended September 30, 2010 was ¥10.3 billion, an increase of ¥4.2 billion from ¥6.1 billion for the corresponding three-month period of the previous year. The main cause of the increase in net income was attributable to an increase in earnings from the segment’s minority interest in Mitsui Iron Ore Development Pty. Ltd., Mitsui-Itochu Iron Pty Ltd. and Mitsui Coal Holdings Pty. Ltd.

4. Financial Condition and Cash Flows

(1) Assets, Liabilities and Shareholders’ Equity

Total assets as of September 30, 2010 were ¥8,210.6 billion, a decline of ¥158.4 billion from ¥8,369.0 billion as of March 31, 2010.

Total current assets as of September 30, 2010 were ¥4,157.5 billion, a decline of ¥103.6 billion from ¥4,261.1 billion as of March 31, 2010.

Trade receivables and inventories declined by ¥62.0 billion in total due mainly to collection of trade receivables for plant construction businesses, as well as a decline in transaction volume at the Chemical Segment. Cash and cash equivalents declined by ¥56.6 billion as a result of an increase in investments and other assets.

Reflecting the decline in total current assets, total current liabilities as of September 30, 2010 declined by ¥128.0 billion to ¥2,252.8 billion from ¥2,380.8 billion as of March 31, 2010. The decline in total current liabilities is primarily attributable to a decline of ¥130.3 billion in current maturities of long-term debt, as well as a decline of ¥54.3 billion in trade payables.

As a result, working capital, or current assets less current liabilities, as of September 30, 2010 totaled ¥1,904.7 billion, an increase of ¥24.4 billion from ¥1,880.3 billion as of March 31, 2010.

The sum of “total investments and non-current receivables,” “net property and equipment,” “intangible assets, less accumulated amortization,” “deferred tax assets-non-current,” and “other assets” as of September 30, 2010 totaled ¥4,053.0 billion, a decline of ¥54.9 billion from ¥4,107.9 billion as of March 31, 2010, mainly due to the following factors:

Total of investments and non-current receivables as of September 30, 2010 was ¥2,924.0 billion, a decline of ¥73.8 billion from ¥2,997.8 billion as of March 31, 2010. Within this category, investments in and advances to associated companies as of September 30, 2010 were ¥1,397.1 billion, a decline of ¥0.6 billion from ¥1,403.1 billion as of March 31, 2010.

•

A ¥19.8 billion increase in investment in NuMit LLC as a result of a transaction in which Mitsui & Co., (U.S.A.), Inc. contributed Steel Technologies Inc. to a newly established holding company, NuMit LLC, a 50% interest of which was subsequently sold to Nucor Corporation.

•	Expenditures of cash included a 25% investment in the project company for the Caserones Copper Mining Project in Chile for ¥13.4 billion.

•

Factors that do not involve cash flows include a decline of ¥86.0 billion resulting from a foreign exchange translation adjustment of foreign investments due to the appreciation of the Japanese yen vis-à-vis the Australian dollar and Brazilian real as well as net increases in equity earnings of ¥29.4 billion (net of ¥70.5 billion in dividends received from associated companies).

Other investments as of September 30, 2010 were ¥826.3 billion, a decline of ¥139.6 billion from ¥965.9 billion as of March 31, 2010, mainly due to the following:

•	An increase in investments such as ¥7.8 billion in MODEC Inc. and ¥7.6 billion of additional shares in TPV Technology Limited.

•	A ¥24.9 billion decline in investment in Sakhalin Energy Investment Company Ltd. due to capital redemption (in addition, a ¥13.4 billion decline due to a foreign exchange translation loss).

•	A ¥107.3 billion net decrease in unrealized holding gains on available-for-sale securities, such as those of INPEX Corporation, reflecting a slide in global stock markets.

Property leased to others increased by ¥80.0 billion to ¥304.0 billion from ¥224.0 billion as of March 31, 2010 due to acquisition of natural-gas-fired power stations in Mexico by MT Falcon Holdings Company, S.A.P.I. de C.V.

Net property and equipment as of September 30, 2010 totaled ¥981.3 billion, a slight increase of ¥2.7 billion from ¥978.6 billion as of March 31, 2010. Major components were as follows:

•	A ¥24.8 billion increase (including a foreign exchange translation loss of ¥1.5 billion) for participation in shale gas projects in the United States;

•	An increase of ¥10.0 billion (including a foreign exchange translation loss of ¥6.5 billion) at iron ore mining projects in Australia;

•	A ¥18.2 billion decline by reclassification of Steel Technologies Inc. from subsidiary to associated company;

•

Effects of foreign exchange translation loss and depreciation more than offset expenditures for investments. Coal mining projects in Australia declined by ¥6.9 billion (including a foreign exchange translation loss of ¥6.0 billion) and energy-related projects other than shale gas declined for ¥2.2 billion (including a foreign exchange translation loss of ¥11.3 billion).

Long-term debt less current maturities as of September 30, 2010 was ¥2,927.0 billion, an increase of ¥17.2 billion from ¥2,909.8 billion as of March 31, 2010. This increase is attributable to an increase in long-term borrowings at Mitsui.

Total Mitsui & Co., Ltd. shareholders’ equity as of September 30, 2010 was ¥2,215.7 billion, a decline of ¥14.4 billion from ¥2,230.1 billion as of March 31, 2010. Major components of the decline were a net decline of ¥108.7 billion in foreign currency translation adjustments due to depreciation of the Australian dollar and the U.S. dollar against the Japanese yen, and a net decline of ¥63.6 billion in unrealized holding gains on available-for-sale securities, while an increase component was ¥163.2 billion in retained earnings.

As a result, the equity-to asset ratio (*1) as of September 30, 2010 was 27.0%, up 0.4 percentage point from 26.6% as of March 31, 2010. Net interest-bearing debt, or interest-bearing debt less cash and cash equivalents and time deposits as of September 30, 2010 was ¥2,031.2 billion, a decline of ¥24.5 billion from ¥2,055.7 billion as of March 31, 2010. The net debt-to-equity ratio (*2) as of September 30, 2010 was 0.92 times, at the same point as of March 31, 2010.

(*1) Equity-to-Asset Ratio

Taking into consideration comparability with other trading companies in Japan, in this flash report we define the equity-to-asset ratio as the ratio of total Mitsui & Co., Ltd. shareholders’ equity to total assets.

(*2) Net Debt-to-Equity Ratio

We refer to Net Debt-to-Equity Ratio (“Net DER”) in this flash report. Net DER is comprised of “net interest-bearing debt” divided by Total Mitsui & Co., Ltd. shareholders’ equity.

“Net interest-bearing debt” is defined as interest-bearing debt less cash and cash equivalents and time deposits. Our interest-bearing debt consists primarily of long-term debt less current maturities, which are not readily repayable. In order to flexibly meet capital requirements and to prepare for future debt-service requirements in case of unforeseen deterioration in the financial markets, we currently hold a relatively high level of cash and cash equivalents reflecting current financial market conditions and future capital requirements.

Under this policy, Net DER is a useful internal measure for our management to review the balance between:

•	our capacity to meet debt repayment; and

•	leverage to improve return on equity in our capital structure.

This measure does not recognize the fact that cash and cash equivalents and time deposits may not be completely available for debt repayment, but cash and cash equivalents and time deposits may be required for operational needs including certain contractual obligations or capital expenditures.

	Billions of Yen
	End of Mar. 2010	End of Sep. 2010
Short-term debt	¥241.4	¥268.5
Long-term debt	¥3,230.3	¥3,117.1

Interest bearing debt	¥3,471.7	¥3,385.6
Less cash and cash equivalents and time deposits	¥(1,416.0)	¥(1,354.4)

Net interest bearing debt	¥2,055.7	¥2,031.2

Total Mitsui&Co., Ltd. Shareholders’ equity	¥2,230.1	¥2,215.7

Net DER (times)	0.92	0.92

(2) Cash Flows during the six-month period ended September 30, 2010

Cash Flows from Operating Activities

Net cash provided by operating activities for the six-month period ended September 30, 2010 was ¥270.8 billion, a decline of ¥58.0 billion from ¥328.8 billion for the corresponding six-month period of the previous year. Major components of net cash provided by operating activities were our operating income of ¥169.8 billion and dividend income of ¥95.5 billion, including dividends received from associated companies.

Compared with the corresponding six-month period of the previous year, while operating income increased by ¥93.8 billion, net cash outflow from an increase in working capital, or changes in operating assets and liabilities, increased by ¥160.4 billion, resulting in cash outflow of ¥9.1 billion for the six-month period ended September 30, 2010; the corresponding six-month period of the previous year showed net cash inflow of ¥169.5 billion.

Cash Flows from Investing Activities

Net cash used in investing activities for the six-month period ended September 30, 2010 was ¥280.5 billion, an increase of ¥240.8 billion from ¥39.7 billion for the corresponding six-month period of the previous year. The net cash used in investing activities consisted of:

•

Net outflows of cash that corresponded to investments in and advances to associated companies (net of sales of investments in and collection of advances to associated companies) were ¥25.7 billion, which included an acquisition of 25% share in the project company for the Caserones Copper Mining Project in Chile for ¥13.4 billion and a subscription of newly issued shares in Inner Mongolia Erdos Electrical Power & Metallurgical Co, Ltd. (China) for ¥4.6 billion.

•

Net outflows of cash that corresponded to other investments (net of sales and redemption of other investments) were ¥93.5 billion. Expenditures included investment in natural-gas-fired power stations in Mexico by MT Falcon Holdings Company, S.A.P.I. de C.V. for ¥106.8 billion, a subscription of newly issued shares in MODEC Inc. for ¥7.8 billion and additional investment in TPV Technology Limited for ¥7.6 billion. Proceeds from sales of investments mainly consisted of a ¥24.9 billion capital redemption from Sakhalin Energy Investment Company Ltd. and divestiture of a 50% share in NuMit LLC, to which Mitsui & Co. (U.S.A.), Inc. had contributed Steel Technologies, Inc., for ¥18.7 billion.

•	Net outflows of cash relating to purchases of property leased to others and property and equipment (net of sales of those assets) were ¥149.5 billion. Major expenditures for equipment included:

•

The Enfield and Vincent oil fields in Australia, the Tui oil field in New Zealand, oil and gas projects in Oman, and oil projects in Mozambique, as well as oil and gas projects by Mitsui Oil Exploration Co., Ltd. for a total of ¥40.2 billion;

•	Shale gas projects in the United States for ¥25.3 billion;

•	Iron ore mining projects in Australia for ¥21.4 billion;

•	Coal mining projects in Australia for ¥7.0 billion; and

•	Leased rolling stock for ¥14.8 billion.

Free cash flow, or sum of net cash provided by operating activities and net cash used in investing activities, for the six-month period ended September 30, 2010 was a net outflow of ¥9.7 billion.

Cash Flows from Financing Activities

For the six-month period ended September 30, 2010, net cash used in financing activities was ¥23.4 billion, a decline of ¥34.4 billion from ¥57.8 billion for the corresponding six-month period of the previous year. The net cash outflow from the borrowing of long-term debt, mainly at Mitsui, was ¥64.5 billion, while the net cash inflow from the borrowing of short-term debt was ¥52.3 billion mainly by Mitsui and MT Falcon Holdings Company, S.A.P.I. de C.V., a holding company for investment in natural-gas-fired power stations in Mexico.

In addition to the changes discussed above, there was a decline of ¥23.5 billion due to foreign exchange translation; as a result, cash and cash equivalents as of September 30, 2010 totaled ¥1,344.8 billion, a ¥56.6 billion decline from ¥1,401.4 billion as of March 31, 2010.

II.    Information concerning net income forecast for the year ending March 31, 2011

1. Management strategy and progress report

1) Medium-Term Management Plan through March 31, 2012

Note:	The following describes the contents of the Medium-Term Management Plan through March 31, 2012 announced in May 2010. Descriptions may be included that may differ from our current understanding of the economic environment.

We formulated and announced our new Medium-Term Management Plan covering the period through March 31, 2012, “Challenge & Innovation 2012”—Stronger Mitsui & Co., more distinctive and respected Mitsui & Co.—as we aim to realize the vision outlined in our Long-Term Management Vision “Dynamic Evolution as a 21st Century Global Business Enabler”, released in March 2009. Based on these initiatives, we intend to concentrate our efforts on further reinforcing our revenue base and business engineering capabilities.

(1) The Business Plan for the period ending March 31, 2012

The global economy appears to be recovering, led by strong economic growth in emerging countries. Anticipating such recovery in advance, commodity prices have staged a sharp rebound, and further upward price pressures due to a further strengthening of demand are expected to continue as global growth accelerates. Increases in sales volumes and commodity prices in non-resource business areas are also expected to be seen, reflecting gradual but steady expansion of demand in those areas. Based on such assumptions, we forecasted earnings for the year ending March 31, 2011 of ¥320.0 billion. Thanks to an increase in equity production in the mineral resources and energy businesses, as well as further growth in non-resource business segments, we have forecasted the earnings for the year ending March 31, 2012 of ¥370.0 billion. Furthermore, through achievement of the key initiatives described below, we envisage achieving net income attributable to Mitsui & Co., Ltd. of ¥500.0 billion over the subsequent three to five years, namely the period from 2013 to 2015.

(2) Four key initiatives of the Medium-Term Management Plan

The four key initiatives of the Medium-Term Management Plan are: (a) Buildup revenue base and demonstration of business engineering capabilities, (b) Acceleration of globalization and strategic redeployment of resources, (c) Further evolution of the portfolio strategy, and (d) Reinforcement of the management structure to achieve sustainable growth. We discuss each in greater detail below.

(a)	Buildup revenue base and demonstration of business engineering capabilities

We intend to build up our revenue base and demonstrate business engineering capabilities through the following efforts:

Mineral Resource & Energy areas—Increase the equity production and maintain/expand reserves	• Optimize existing projects through expansion and maintenance as well as acquire new high quality assets • Strengthen global trading and marketing functions

Non-resources business areas—reinforcement of revenue base

•      Expand trading activities and investments in emerging markets, in particular, Asia

•      Accelerate investment activities by leveraging global marketing network

•      Pursue the globally growing opportunities in infrastructure areas through enhancement of investment activities (power generation, water supply and transportations) and related raw materials supply business

•      Focus on upstream (resources and raw materials) in each value chain

•      Develop company-wide cross sectional projects by leveraging our business engineering capabilities (Automotive Strategy, Medical Healthcare and Agri-Food business)

Strategy for Environment and Energy

•      Further strengthen gas value chain (Resource -> Supply infrastructure -> power generation)

•      Focus on renewable energy (solar, wind power, etc.)

•      Develop new businesses to provide industrial solutions to environmental issues

Reinforcement of our foothold in domestic business	• Further strengthen domestic customer base as leverage for acceleration of global initiatives • Take proactive approach in reorganizing industries and consolidating business

Our key strategies in the four business areas (*)

Mineral Resources & Energy

(1)    Maintain and improve the revenue base by acquiring high quality assets and recycle our existing assets

(2)    Enhance competitiveness and value of existing large-scale projects through further expansion of the project scale

(3)    Strengthen global marketing function to address the increase in demand from emerging economies

(4)    Employ industrial solutions to environmental issues and develop new businesses with sights set on the future

Global Marketing Networks (steel products, machinery and chemical products)

(1)    Build business platforms in the emerging countries with a focus on Asia

(2)    Create new businesses by strengthening relationships with key customers and partners

(3)    Accelerate investments by leveraging our global marketing network and focus on the upstream in the value chain

Lifestyle Business

(1)    Develop the global business portfolio (especially to Asia) and strengthen marketing function

(2)    Reinforce initiatives in the area of food resources and materials

(3)    Further strengthen initiatives in the key business areas (electronics distribution, TV shopping, environmental IT, medical and healthcare and outsourcing business, etc.)

Infrastructure

(1)    Expand the electric power business as an IPP player and take on the challenge of developing the centralized renewable energy business

(2)    Expand and strengthen our business engineering capabilities in the marine energy business, transportation and gas distribution business in the energy value chain

(3)    Expand regional water business using existing overseas business platforms

(4)    Take initiatives to develop urban transportation projects and infrastructure for a low-carbon-emission society

Note:	From this Medium-Term Management Plan, the Consumer Services area changed its name to the Lifestyle Business area, and the Marine & Aerospace Business Unit and the Transportation Logistics Business Unit, both of which were previously included in Global Marketing Networks area, will be transferred to the Infrastructure area.

(b)	Acceleration of globalization and strategic redeployment of resources

We will implement a global commodity-based business strategy of each business unit in the headquarters and provide local based origination function of the regional business unit which best serves the needs of our customers and society with a strategic focus on BRICs, Mexico and Indonesia. We shall also solidify our global marketing capability which serves not only within a region but also between regions in order to capture the growing demand of the Asian economies. We will formulate comprehensive strategic alliances across the industries with quality partners. In support of these initiatives, we will continue our efforts to promote globalization of our human resource base by, among other measures, shifting human resources to Asia and placing more emphasis on hiring employees in Asian countries.

(c)	Further evolution of the portfolio strategy

We will continue to dynamically allocate funds, personnel, and other corporate resources to the strategic business domains, setting clear policy through including system centered around the Portfolio Management Committee. We will also continue initiatives for strategic divestiture and recycling of assets. In addition, we will continue cross-divisional redeployment of personnel and personnel exchanges, work to transplant capabilities across business units, and focus on fostering managerial talent.

(d)	Reinforcement of the management structure to achieve sustainable growth

To prevent a recurrence of the inappropriate transactions which took place in the Medium-Term management outlook period, we decided to implement more thorough on-site management, enhanced internal control of business processes, and promotion of mobilization of personnel. In conjunction with these efforts, we will commence a company-wide initiative to improve business processes. Given that information strategy is an essential part of our group management base, we will also move ahead with global implementation of information system programs and structures, and a change in employee awareness of these issues, while working to optimize investments in information systems as a part of company-wide strategy.

(3) Medium-Term Management Plan Investment plan
During the Medium-Term Management Plan, we plan a total sum of ¥1,200.0 billion in capital expenditures for investments and loans. Of this amount, ¥700.0 billion (*) will be executed in the year ending March 31, 2011. We also plan to recycle assets totaling approximately ¥300.0 billion for the two-year period ending March 31, 2012, out of which ¥160.0 billion is expected to be executed in the year ending March 31, 2011. As a result, net cash outflow for investment activities for the year ending March 31, 2011 is expected to be approximately ¥540.0 billion. While cash flow from operating activities is expected to be solid, the free cash flow for the year ending March 31, 2012 is expected to be negative.
Note: This amount includes expenditures of ¥200.0 billion for which decisions were made in the year ended March 31, 2011 but execution of which was deferred to the year ending March 31, 2011.

2) Progress with Medium-Term Management Plan

(1) Progress with four key initiatives and Medium-Term Management Plan Investment Plan

(a) Buildup revenue base and demonstration of business engineering capabilities

Progress with investment plans and key policies in each business area

During the six-month period ended September 30, 2010, we executed new investments and loans of approximately ¥360 billion, while we collected approximately ¥75 billion through disposal of assets and investments.

We consider this progress is in line with the annual plan, in which we forecast total investment cash outflow of ¥700 billion and inflow of ¥160 billion during the period.

We made progress on our key strategies toward buildup of the revenue base and business engineering capabilities as well as investments and loans in each of the four business areas as follows:

•

In the Mineral Resources & Energy business area, we continued to focus on aggressive investment to execute plan for expanding large-scale projects. In Australian iron ore and coal mining activities, we invested a total of ¥21.4 billion and ¥7.0 billion, respectively, as part of our plan to maintain and increase production capacity. To increase our equity tonnage of oil and natural gas steadily we executed capital investments of ¥65.5 billion in total for the oil and gas producing activities including those at the Enfield oil field and the Vincent oil field in Australia, the Tui oil field in New Zealand, Thailand project by Mitsui Oil Exploration Co., Ltd. and the Marcellus shale gas project in the United States, a large scale unconventional energy resource project, in which capital investment reached ¥25.3 billion during the period. We also made efforts to acquire new non-ferrous metal assets. During the period, while we purchased a 25% interest in the Caserones copper and molybdenum mining project in Chile for ¥13.4 billion in May 2010, we also decided to participate in the Taganito nickel project in Philippines with a 15% interest in September 2010. At the same time, we received redemption of ¥24.9 billion from Sakhalin Energy Investment Company Ltd.

•

In the Global Marketing Networks business area, we are taking on challenges to create new businesses by strengthening relationships with key customers and partners with a focus on upstream in the value chain. In iron and steel products area, we contributed Steel Technologies Inc. into a newly established holding company, NuMit LLC, after which 50% of the interest in NuMit LLC was sold to Nucor Corporation, the largest electric furnace steel mill in the world, for ¥18.7 billion. This creates a platform to serve both Nucor Corporation and Mitsui in expanding their steel processing operations, and other joint steel-related projects worldwide. In the chemicals area, we acquired a 25% interest in Compania Minera Miski Mayo S.A.C., a company for phosphorus ore development project in Peru which Vale S.A. had been developing, and began cooperation with Vale S.A. in the fertilizer business in July 2010. Also in July 2010, we entered into an agreement with The Dow Chemical Company, one of the largest chemical manufacturers in the U.S., to form a 50:50 joint venture company for a chlor-alkali project in Texas, the U.S.

•

In the Lifestyle business area, we are reinforcing the electronics distribution and food businesses, focusing on Asian markets, particularly China. In April 2010, as the result of a joint cash offer with China Electronics Corporation group, the largest IT group in China, for shares in TPV Technology Limited, the largest EMS manufacturer of liquid crystal display (“LCD”) products, our cumulative investment amount and share in TPV Technology Limited increased to ¥21.9 billion and 15.1%, respectively. With this investment, we enhance our business relationship with TPV Technology, which we had established through supplying them with LCD modules and related components, with an aim to further expand our LCD-related business, the market for which is expected to expand further. In September 2010, we reached agreement with Bright Food (Group) Co., Ltd., one of China’s largest food conglomerates, on the formation of a strategic partnership encompassing a wide range of food-related business activities. We will contribute to the expansion of Bright Food’s existing food business in China, and cooperate in its globalization strategy, by utilizing our international business experience and global network. At the same time, we will pursue expansions and diversifications of our own business operations in China by drawing on the resources of Bright Food (Group) Co., Ltd., including its business experience, infrastructure and networks across a wide spectrum of the food business in China.

•

In the Infrastructure business area, we acquired natural gas-fired power stations in Mexico for ¥106.8 billion, and are expanding the electric power business as an independent power producer. As a result of this acquisition completed in June 2010, our net generating capacity worldwide rose to 5.9 gigawatt with an increase of 1.6 gigawatt as of September 2010. In August 2010, we reached agreement with Hyflux Ltd., a major water firm in Singapore, to establish a 50:50 joint venture company, Galaxy NewSpring Pte. Ltd., which will aim to acquire 22 water treatment plant operation assets located in rapidly developing provinces in China for approximately ¥20.0 billion, including tap water treatment plants and wastewater treatment plants. Galaxy NewSpring Pte. Ltd. has already acquired 4 assets, and is in the process of acquiring the remaining 18 assets. Galaxy NewSpring Pte. Ltd. plans to further expand its water business, capturing growing demand for water infrastructure in China.

(b) Acceleration of globalization and strategic redeployment of resources

We are reinforcing our global marketing functions with a special focus on rapidly growing Asian markets, including those in India, China and Indonesia, and as a consequence, gross profit in the Global Marketing Networks business area, especially iron and steel products and chemicals in the Asia Pacific Segment is increasing. In addition, we achieved several cross-industry strategic alliances with strong partners, including our participation in the phosphorus ore development project in Peru being developed by Vale S.A., and additional investment in Inner Mongolia Erdos Electricic Power & Metallurgical Co., Ltd., which is making inroads in chemical businesses such as polycrystalline silicon and polyvinyl chloride. To accelerate these initiatives, we increased our efforts in promoting the globalization of our human resource base by, among other measures, shifting more than 130 employees from our domestic offices to Asian offices, as well as by expanding group-wide common training programs on a global basis.

(c) Evolution of the portfolio strategies

Working primarily through the Portfolio Management Committee, we continue to examine the portfolio strategy of each business unit, referring to key performance indicators on subsidiaries and associated companies every year; and other investments as well according to Mitsui’s guideline for investment in and withdrawal from business operations. As mentioned above, we are also shifting human resources to the growing Asian region as part of company-wide initiative. In addition, we continue to transfer expertise across business units and focus on fostering managerial talent by implementing staff exchange programs company-wide.

(d) Reinforcement of the management structure to achieve sustainable growth

As part of company-wide initiative to improve business processes, we thoroughly reviewed such business processes as contract administration, delivery and posting, as well as collection and payment. We gathered and organized all the problems in light of internal control and efficiency issues, and revised business process-related regulations to deal with such problems. In addition, we are introducing a new next-generation core system, which serves as a common group-wide information platform, use of which will streamline business processes and reduce system costs. The new system will go live in November 2010 for Mitsui and successively for each of the other principal domestic subsidiaries. The new system will have flexibility to enable us to modify it in accordance with changes in business environment, and to add unique functions to meet each business unit’s needs, including links with customers/vendors, logistics companies and customs, so that we can differentiate ourselves from competitors.

(2) Progress toward quantitative targets

(a) Forecast net income for the year ending March 31, 2011

[Assumption]	Sep-10 Actual	2nd Half of Mar-11 Revised Forecast	Mar-11 Revised Forecast	Mar-11 Original Forecast
Exchange rate (JPY/USD)	88.16	80.00	84.08	90.00
Crude oil (JCC)	$79/bbl	$76/bbl	$78/bbl	$76/bbl

(Billions of yen)

	Mar-11 Revised	Mar-11 Original	Increase	Description of Increase/Decrease
Total trading transactions	10,500.0	11,500.0	-1,000.0	Appreciation of Japanese Yen

Gross profit	840.0	850.0	-10.0	Increase in prices of iron ore, oil and gas offset with appreciation of the Japanese Yen

SG & A expenses	-545.0	-560.0	15.0	Appreciation of Japanese Yen
Provision for doubtful receivables	-10.0	-10.0	0.0

Operating income	285.0	280.0	5.0

(Other expenses)
Interest expenses	-3.0	-25.0	22.0	Decline in interest rates against increase in interest rate in our original outlook
Dividend income	50.0	45.0	5.0	Increase in oil and gas prices
Gain on sales of securities, PPE and other gains-net	-20.0	-10.0	-10.0	Impairment losses on listed securities

Income before income taxes and equity in earnings	312.0	290.0	22.0

Income taxes	-180.0	-160.0	-20.0

Income before equity in earnings	132.0	130.0	2.0
Equity in earnings of associated companies	215.0	210.0	5.0	Increase in prices of iron, oil and gas partially offset with impairment loss on real estate

Net income before attribution of noncontrolling interests	347.0	340.0	7.0
Net income attributable to noncontrolling interests	-27.0	-20.0	-7.0

Net income attributable to Mitsui & Co., Ltd.	320.0	320.0	0.0

Net income attributable to Mitsui & Co., Ltd. for the six-month period ended September 30, 2010 was ¥183.2 billion. See “I. Highlights of Consolidated Financial Results for the Six-Month Period Ended September 30, 2010” for detailed information.

We forecast our net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2011 to be ¥320 billion, same level of earnings as the original forecast, considering an increase of ¥20.0 billion from Mineral Resources & Energy area due to firm commodity prices offset by a decline of ¥20.0 billion from non-resources area such as Machinery & Infrastructure Projects, Chemicals, Foods & Retail and Consumer Service & IT due to the deceleration of the economy.

Assumed foreign exchange rates for the six-month period ending March 31, 2011 are ¥80/US$, ¥80/AU$ and ¥50/BRL, while average foreign exchange rates for the six-month period ended September 30, 2010 were ¥88.16/US$, ¥79.14/AU$ and ¥50.05/BRL. Also, we assume the oil price will continue to be US$76/Barrel through March 31, 2011, resulting in an average oil price of US$78/Barrel applicable to our financial results for the year ending March 31, 2011.

Gross profit for the year ending March 31, 2011 is expected to be ¥840.0 billion, a decline of ¥10.0 billion from ¥850.0 billion in the original forecast, reflecting appreciation of the Japanese yen despite the higher commodity prices in the Mineral Resources & Energy area. Selling, general & administrative expenses are expected to be ¥545.0 billion, down ¥15.0 billion from the original forecast due to appreciation of the Japanese yen. Interest expense (net) is expected to be ¥3.0 billion, a ¥22.0 billion improvement from the original forecast, considering that interest rates for both the Japanese yen and U.S. dollar remain low while we forecasted increases in interest rates for the both currencies against a backdrop of economic recovery in the original forecast. We anticipate a loss of ¥20.0 billion in gains from the sales of securities; property, plants and equipment and other assets, a deterioration of ¥10.0 billion from the original plan, due to impairment losses on listed securities and fixed assets recorded in the six-month period ended September 30, 2010, and a loss on listed securities forecasted in the six-month period ending March 31, 2011, which we estimated based on an assumption that security prices continue at the same level as those as of September 30, 2010 through the period. Equity in earnings of associated companies is expected to be ¥215.0 billion, an increase of ¥5.0 billion from the original forecast, taking into consideration a run-up in commodity prices in the Mineral Resources & Energy area despite impairment loss on real estate.

As a result, net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2011 is expected to be ¥320.0 billion, the same level as originally forecasted.

Forecast of annual operating results by operating segment compared to the original forecast is as shown below:

(Billions of yen)

	Year ending March 31, 2011 Revised Forecast	Year ending March 31, 2011 Original Forecast	Change
Iron & Steel Products	6.0	6.0	—
Mineral & Metal Resources	154.0	140.0	14.0
Machinery & Infrastructure Projects	19.0	25.0	(6.0)
Chemical	8.0	12.0	(4.0)
Energy	106.0	100.0	6.0
Foods & Retail	8.0	16.0	(8.0)
Consumer Service & IT	4.0	8.0	(4.0)
Logistics & Financial Markets	3.0	0.0	3.0
Americas	12.0	10.0	2.0
Europe, the Middle East and Africa	1.0	1.0	—
Asia Pacific	39.0	38.0	1.0
All Other/Adjustments and Eliminations	(40.0)	(36.0)	(0.4)
Consolidated total	320.0	320.0	—

•

The projected net income attributable to Mitsui & Co., Ltd. from the Mineral & Metal Resources Segment for the year ending March 31, 2009 is ¥154.0 billion, an increase of ¥14.0 billion from the original forecast. The primary reason for the increase is a run-up in iron ore prices against a backdrop of growing demand for iron ore in China. We have assumed a certain level of iron ore price through March 31, 2011 in our revised forecast, taking into account the forecasted demand and supply balance for iron ore, spot market prices of iron ore, etc., but would like to refrain from disclosing price assumptions.

•

The projected net income attributable to Mitsui & Co., Ltd. from the Energy Segment is ¥106.0 billion, an increase of ¥6.0 billion from the original forecast. We assume the annual average crude oil price to be US$78/barrel, US$2/barrel higher than the original forecast. We have taken into consideration the positive impact of the increase in oil prices. We also expect same level of annual equity coal sales volume for the year ending March 31, 2011 as originally forecasted.

We have not incorporated any impact related to the oil spill incident in the Gulf of Mexico in this revised forecast. Please refer to the description found in “7. The Oil Spill Incident of a Drilling Rig in the Gulf of Mexico” on “IV. Consolidated Financial Statements” with regards to the drilling rig oil spill incident in the Gulf of Mexico.

•

The projected net income attributable to Mitsui & Co., Ltd. from the Steel Products Segment is ¥6.0 billion, same as the original forecast. We anticipate a decline in earnings reflecting the slowdown of economy compared to the solid performance this segment reported in the six-month period ended September 30, 2010. The projected net income attributable to Mitsui & Co., Ltd. of the Chemical Segment is ¥8.0 billion, a ¥4.0 billion decline from the original forecast due mainly to underperforming trading activities for basic petrochemicals of upstream products and polyvinyl chloride. The projected net income attributable to Mitsui & Co., Ltd. of the Machinery & Infrastructure Projects Segment is ¥19.0 billion, a decline of ¥6.0 billion from the original forecast, anticipating an increase in mark-to-market valuation losses, such as those on long-term power derivative contracts the oversea power producer business entered into, and a decline in earnings of the marine related business affected by the sluggish market.

•

The projected net income attributable to Mitsui & Co., Ltd. from the Consumer Services & IT Segment is ¥4.0 billion, a decline of ¥4.0 billion from the original forecast reflecting valuation losses related to real estate this segment reported in the six-month period ended September 30, 2010 as well as deceleration of the economy. The projected net income attributable to Mitsui & Co., Ltd. from the Logistics & Financial Markets Segment is ¥3.0 billion, a ¥3.0 billion increase from the original forecast due mainly to an improvement in earnings at JA Mitsui Leasing, Ltd. The projected net income attributable to Mitsui & Co., Ltd. from the Foods & Retail Segment is ¥8.0 billion a decline of ¥8.0 billion from the original forecast due to impairment losses on securities.

•

The projected net income attributable to Mitsui & Co., Ltd. from the Americas Segment is ¥12.0 billion, an increase of ¥2.0 billion from the original forecast. Despite the fact that this segment reported a solid performance in the six-month period ended September 30, 2010, we forecasted a moderate increase, taking into account growing uncertainties, particularly in the U.S. economy. The projected net income attributable to Mitsui & Co., Ltd. from the Europe, the Middle East and Africa Segment is ¥1.0 billion, an increase of ¥1.0 billion from the original forecast reflecting the solid performance of steel products and chemical trading businesses, partially offset by the depreciation of the euro. The projected net income attributable to Mitsui & Co., Ltd. from the Asia Pacific Segment is ¥39.0 billion, an increase of ¥1.0 billion from the original forecast, due to increases in this segment’s portion of net incomes of subsidiaries of the Mineral & Metal Resources and Energy segments, reflecting an increase in commodity prices.

(b) Key commodity prices and other assumptions for the year ending March 31, 2011

The table below shows the assumptions of the key commodity prices and other parameters for the projected net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2011. Impacts of the price movements for each commodity on annual net income attributable to Mitsui & Co., Ltd. are included in the table.

11/3 (Original Plan)	Impact on Net Income attributable to Mitsui & Co., Ltd. for the Year ending March 31, 2011			11/3 (Estimated)	10/3 1-2Q (Result)	10/3 3-4Q (Est.)
76		Crude Oil/JCC(*1)	¥1.5 bn (US$1/bbl)	78	79	76
(*2)	Commodity	Iron Ore	¥2.1 bn (US$1/ton)	(*2)	137.4(*3)	(*2)
8.3 (US$/lb)		Nickel(*4)	¥1.5 bn (US$1/lb)	8.8	9.6	8.0
90		USD	¥0.9 bn (¥1/USD)	84	88	80
85	Forex(*5)	AUD	¥2.1 bn (¥1/AUD)	80	79	80
50		BRL	¥0.7 bn (¥1/BRL)	50	50	50

(*1)	Oil price trend is reflected in net income with a 0-6 month time lag. Currently:
- 6 month time lag: about 15%
- 3 month time lag: about 60%
- no time lag : about 25%
(*2)	we refrain from disclosing the iron ore prices used for 2011/3 forecast.
(*3)	Average of representative reference prices (Fine 62% Fe CFR North China) during Dec’09 – May’10
(*4)	Jan-Jun LME cash average price.
(*5)	Impact of currency fluctuation on net income of overseas subsidiaries and associated companies (denominated in functional currency) against JPY. Impact of currency fluctuation between their functional currencies against contract currencies, mainly US$, is not included.

2. Dividend policy

In order to increase corporate value and maximize shareholder value, we have sought to maintain an optimal balance between (1) achieving sustainable growth through strategic investments in areas of our core strength and growth and (2) paying out cash dividends as direct compensation to shareholders with the target dividend payout ratio of 20% of consolidated net income.

When formulating the Medium-term Management Plan and vision for the next three to five years, we reviewed our shareholder return policy. In light of current business circumstances, we forecasted an improvement in earnings reflecting higher prices in commodity prices, against a backdrop of high growth in emerging economies and a gradual but steady recovery of the world economy. To achieve stable supplies among global tightening in mineral resources and energy, we believe that additional investment in expansion of existing projects, acquisition of new, competitive interests, and investment in building a stable revenue base for the future are all essential, and determined that there is great demand for such investment. We also recognized that maintaining a robust financial base is important, one that can stand up to large-scale investments in the face of weakened capital markets. However, with a high level of uncertainty still surrounding both the financial markets and the global economy, we also believe that it would also be to the benefit of shareholders in the medium- to long-term if we strive to maintain a strong balance sheet. At the same time, we recognized our shareholders are expecting a stable but high level of shareholder compensation. Accordingly, we would like to maintain the target dividend payout ratio of 20% of consolidated net income as a minimum. While we aim to steadily increase dividends from their current levels through improvements in the performance of the company, we will also consider whether shareholders should be compensated in a more flexible manner, provided that we secure sufficient retained earnings for future business development.

Based on the above fundamental policy, we have concluded the dividend payout ratio shall be 23% for the year ending March 31, 2011 reviewing our operating results, balance sheet and cash flow for the six-month period ended September 30, 2010, our revised earnings forecast for the year ending March 31, 2011 and our future investment plan. Accordingly, we will pay an interim dividend of ¥20 for the six-month period ended September 30, 2010, ¥13 per share higher than for the corresponding six-month period of the previous year. For the year ending March 31, 2011, we currently envisage an annual dividend of ¥40 (including the interim dividend), ¥22 per share higher than for the year ended March 31, 2010, on the assumption that our annual consolidated net income attributable to Mitsui & Co., Ltd. will be ¥320 billion, and a dividend payout ratio of 23% of consolidated net income attributable to Mitsui & Co., Ltd.

We will continue to review the shareholder return policy taking into consideration the business environment, future investing activity trends, free cash flow and interest-bearing debt levels, and return on equity.

III.    Other Information

Notice:

This report contains forward-looking statements about Mitsui and its consolidated subsidiaries within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on Mitsui’s current assumptions, expectations and beliefs in light of the information currently available to it and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the outcome of other events in the Gulf of Mexico relating to the Deepwater Horizon incident. Such risks, uncertainties and other factors may cause Mitsui’s actual results, financial position or cash flows to be materially different from any future results, financial position or cash flows expressed or implied by these forward-looking statements. These risks, uncertainties and other factors involve the nature and scope of Mitsui’s liability with respect to the events in the Gulf of Mexico relating to the incident, including, but not limited to:

(a) It is not clear whether MOEX Offshore 2007 LLC (MOEX Offshore) will have any liability for expenses concerning the Deepwater Horizon incident that have been and will be paid by BP Exploration and Production Inc. (BP) and if MOEX Offshore does, it is not clear what the amount of the liability is likely to be.

(b) Should BP stop payment for the clean-up of the Deepwater Horizon incident and refuses to make payment in full for the other costs associated with the incident, MOEX Offshore may be required to make payment. Mitsui believes that BP will continue to pay clean-up costs, but does not know to what extent BP will pay other costs associated with the incident. MOEX Offshore does not know to what extent it will pay costs under the Oil Pollution Act of 1990 (OPA) if BP does not pay.

(c) Whether legal proceedings will be brought against MOEX Offshore and its affiliates by governmental entities and the outcome of such proceedings if they are brought cannot be predicted. It is possible that MOEX Offshore and its affiliates could be assessed substantial civil or criminal penalties and fines and that injunctive relief could be granted under various laws. To date, no such penalty, fine or injunctive order has been imposed on MOEX Offshore.

(d) Under the OPA, each Responsible Parties (RPs) is presumed to be jointly and severally liable for the Natural Resource Damage costs. The clean-up is not complete and these costs have not been assessed. It is unclear to MOEX Offshore at this time how these costs will be divided among those identified as RPs and MOEX Offshore can not reasonably estimate at this time the amount of these costs.

(e) Many state and federal lawsuits have been filed by, among others, rig workers and their family members, resort owners, restaurant owners, real estate owners, real estate agents, seafood suppliers, fisheries, fishermen, charter boat owners, boat sales/service shop owners, marina owners, shareholders of businesses involved in the Deepwater Horizon incident, states, employees of businesses affected by the Deepwater Horizon incident, and pension funds. These lawsuits are based on a variety of different legal theories. These lawsuits are at a very early stage and so Mitsui is unable reasonably to estimate at this time what liability if any MOEX Offshore and its affiliates may have.

(f) Mitsui is unable to reasonably estimate at this time the amount of insurance coverage that will be available to MOEX Offshore. Mitsui is unable reasonably to estimate at this time whether and to what extent Mitsui and its consolidated subsidiaries will be able to obtain contribution from others for any liability that is imposed on them. In addition, Mitsui is unable reasonably to estimate at this time whether and to what extent Mitsui and its consolidated subsidiaries will be required to pay contribution to others for their liability under the OPA or other laws.

These risks, uncertainties and other factors also involve the other factors contained in Mitsui’s most recent Annual Report on Form 20-F and other Reports on Form 6-K filed with the SEC or in its other public filings or press releases, and Mitsui undertakes no obligation to publicly update or revise any forward-looking statements. As a result, given these factors and the magnitude of the Deepwater Horizon incident and the ongoing clean-up efforts, any such liability could have a material adverse effect on Mitsui’s consolidated results of operations and financial condition.

IV.    Consolidated Financial Statements

1. Consolidated Balance Sheets

(Millions of Yen)

Assets

	September 30, 2010	March 31, 2010
Current Assets:
Cash and cash equivalents	¥1,344,847	¥1,401,399
Time deposits	9,562	14,563
Marketable securities	4,390	4,361
Trade receivables:
Notes and loans, less unearned interest	281,050	293,034
Accounts	1,366,540	1,382,259
Associated companies	142,725	162,166
Allowance for doubtful receivables	(18,423)	(18,423)
Inventories	489,960	504,847
Advance payments to suppliers	135,914	96,482
Deferred tax assets—current	40,149	39,809
Derivative assets	114,668	114,463
Other current assets	246,165	266,130

Total current assets	4,157,547	4,261,090

Investments and Non-current Receivables:
Investments in and advances to associated companies	1,397,121	1,403,056
Other investments	826,332	965,947
Non-current receivables, less unearned interest	441,063	453,299
Allowance for doubtful receivables	(44,461)	(48,472)
Property leased to others—at cost, less accumulated depreciation	303,956	224,000

Total investments and non-current receivables	2,924,011	2,997,830

Property and Equipment—at Cost:
Land, land improvements and timberlands	156,830	158,528
Buildings, including leasehold improvements	381,880	381,029
Equipment and fixtures	985,713	979,957
Mineral rights	144,861	132,510
Vessels	34,941	29,709
Projects in progress	155,480	170,218

Total	1,859,705	1,851,951
Accumulated depreciation	(878,430)	(873,391)

Net property and equipment	981,275	978,560

Intangible Assets, less Accumulated Amortization	103,307	84,741
Deferred Tax Assets—Non-current	13,957	13,376
Other Assets	30,497	33,387

Total	¥8,210,594	¥8,368,984

(Millions of Yen)

Liabilities and Shareholders’ Equity

	September 30, 2010	March 31, 2010
Current Liabilities:
Short-term debt	¥268,474	¥241,380
Current maturities of long-term debt	190,152	320,480
Trade payables:
Notes and acceptances	37,103	36,831
Accounts	1,252,023	1,307,980
Associated companies	65,124	63,760
Accrued expenses:
Income taxes	61,468	37,604
Interest	19,009	19,177
Other	67,085	71,582
Advances from customers	133,512	110,712
Derivative liabilities	73,072	83,972
Other current liabilities	85,789	87,289

Total current liabilities	2,252,811	2,380,767

Long-term Debt, less Current Maturities	2,926,952	2,909,794

Accrued Pension Costs and Liability for Severance Indemnities	33,076	33,927

Deferred Tax Liabilities—Non-current	262,035	305,096

Other Long-Term Liabilities	311,547	309,594

Equity:
Common stock	341,482	341,482
Capital surplus	428,807	428,848
Retained earnings:
Appropriated for legal reserve	59,432	53,844
Unappropriated	1,775,663	1,618,101
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	60,330	123,891
Foreign currency translation adjustments	(381,435)	(272,665)
Defined benefit pension plans	(46,831)	(49,132)
Net unrealized gains and losses on derivatives	(15,269)	(7,920)

Total accumulated other comprehensive loss	(383,205)	(205,826)

Treasury stock, at cost	(6,514)	(6,321)

Total Mitsui & Co., Ltd. shareholders’ equity	2,215,665	2,230,128

Noncontrolling interests	208,508	199,678

Total equity	2,424,173	2,429,806

Total	¥8,210,594	¥8,368,984

Note:

The Consolidated Balance Sheets above are not reviewed by the auditors.

2. Statements of Consolidated Income

		(Millions of Yen)

		Six-month period ended September 30, 2009	Six-month period ended September 30, 2010
Revenues:
Sales of products		¥1,741,113	¥1,948,550
Sales of services		183,797	181,088
Other sales		76,249	74,689

Total revenues		2,001,159	2,204,327
[ Total Trading Transactions: Six-month period ended September 30, 2009, ¥4,587,732 million Six-month period ended September 30, 2010, ¥4,866,537 million	]
Cost of Revenues:
Cost of products sold		(1,560,133)	(1,666,025)
Cost of services sold		(63,632)	(65,451)
Cost of other sales		(32,866)	(35,029)

Total cost of revenues		(1,656,631)	(1,766,505)

Gross Profit		344,528	437,822

Other Expenses (Income):
Selling, general and administrative		264,060	264,514
Provision for doubtful receivables		4,475	3,483
Interest expense, net of interest income		9,362	1,214
Dividend income		(17,956)	(24,777)
Gain on sales of securities—net		(3,766)	(1,214)
Loss on write-down of securities		18,651	6,848
(Gain) Loss on disposal or sales of property and equipment—net		(755)	111
Impairment loss of long-lived assets		999	2,527
Impairment loss of goodwill		3,108	—
Other expenses (income)—net		9,368	(4,008)

Total other expenses		287,546	248,698

Income from Continuing Operations before Income Taxes and Equity in Earnings		56,982	189,124

Income Taxes		34,848	90,629

Income from Continuing Operations before Equity in Earnings		22,134	98,495
Equity in Earnings of Associated Companies—Net		56,014	99,953

Income from Continuing Operations before attribution of Noncontrolling Interests		78,148	198,448
Loss from Discontinued Operations—Net (After Income Tax Effect)		(759)	—

Net Income before attribution of Noncontrolling Interests		77,389	198,448
Net Income attributable to Noncontrolling Interests		(4,554)	(15,214)

Net Income attributable to Mitsui & Co., Ltd.		¥72,835	¥183,234

Comprehensive Income:
Net Income before attribution of Noncontrolling Interests		¥77,389	¥198,448

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains (losses) on available-for-sale securities		61,376	(73,384)
Foreign currency translation adjustments		48,902	(116,645)
Defined benefit pension plans		3,879	2,302
Net unrealized gains (losses) on derivatives		8,211	(7,472)

Comprehensive Income before attribution of Noncontrolling Interests		199,757	3,249
Comprehensive (Income) Loss attributable to Noncontrolling Interests		(7,127)	2,606

Comprehensive Income attributable to Mitsui & Co., Ltd.		¥192,630	¥5,855

Notes:	1.	The Statements of Consolidated Income above are not reviewed by the auditors.
	2.	In accordance with ASC205-20, the figures for the six-month period ended September 30, 2009 relating to discontinued operations have been reclassified.

		(Millions of Yen)

		Three-month period ended September 30, 2009	Three-month period ended September 30, 2010
Revenues:
Sales of products		¥887,487	¥979,222
Sales of services		93,447	90,352
Other sales		42,782	37,156

Total revenues		1,023,716	1,106,730
[ Total Trading Transactions: Three-month period ended September 30, 2009, ¥2,357,049 million Three-month period ended September 30, 2010, ¥2,436,847 million	]

Cost of Revenues:
Cost of products sold		(796,163)	(839,837)
Cost of services sold		(33,213)	(32,694)
Cost of other sales		(16,569)	(19,816)

Total cost of revenues		(845,945)	(892,347)

Gross Profit		177,771	214,383

Other Expenses (Income):
Selling, general and administrative		131,602	132,405
Provision for doubtful receivables		3,660	2,303
Interest expense, net of interest income		2,915	454
Dividend income		(7,717)	(10,268)
(Gain) Loss on sales of securities—net		(1,546)	2,960
Loss on write-down of securities		15,863	2,271
(Gain) Loss on disposal or sales of property and equipment—net		(494)	414
Impairment loss of long-lived assets		999	437
Impairment loss of goodwill		3,108	—
Other expenses (income)—net		10,055	(298)

Total other expenses		158,445	130,678

Income from Continuing Operations before Income Taxes and Equity in Earnings		19,326	83,705

Income Taxes		30,784	46,281

(Loss) Income from Continuing Operations before Equity in Earnings		(11,458)	37,424
Equity in Earnings of Associated Companies—Net		25,192	50,042

Income from Continuing Operations before attribution of Noncontrolling Interests		13,734	87,466
Loss from Discontinued Operations—Net (After Income Tax Effect)		(191)	—

Net Income before attribution of Noncontrolling Interests		13,543	87,466
Net Loss (Income) attributable to Noncontrolling Interests		1,970	(6,767)

Net Income attributable to Mitsui & Co., Ltd.		¥15,513	¥80,699

Comprehensive (Loss) Income:
Net Income before attribution of Noncontrolling Interests		¥13,543	¥87,466

Other comprehensive (loss) income (after income tax effect):
Unrealized holding gains (losses) on available-for-sale securities		3,422	(10,231)
Foreign currency translation adjustments		(37,085)	9,568
Defined benefit pension plans		2,289	732
Net unrealized gains on derivatives		1,150	1,905

Comprehensive (Loss) Income before attribution of Noncontrolling Interests		(16,681)	89,440
Comprehensive Loss (Income) attributable to Noncontrolling Interests		5,315	(1,301)

Comprehensive (Loss) Income attributable to Mitsui & Co., Ltd.		¥(11,366)	¥88,139

Notes:	1.	The Statements of Consolidated Income above are not reviewed by the auditors.
	2.	In accordance with ASC205-20, the figures for the three-month period ended September 30, 2009 relating to discontinued operations have been reclassified.

3. Statements of Consolidated Cash Flows

(Millions of Yen)

	Six-month period ended September 30, 2009	Six-month period ended September 30, 2010
Operating Activities:
Net income before attribution of noncontrolling interests	¥77,389	¥198,448
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Loss from discontinued operations—net (after income tax effect)	759	—
Depreciation and amortization	67,684	69,815
Pension and severance costs, less payments	6,181	6,521
Provision for doubtful receivables	4,475	3,483
Gain on sales of securities—net	(3,766)	(1,214)
Loss on write-down of securities	18,651	6,848
Gain on disposal or sales of property and equipment—net	(755)	111
Impairment loss of long-lived assets	999	2,527
Impairment loss of goodwill	3,108	—
Deferred income taxes	(10,923)	4,470
Equity in earnings of associated companies, less dividends received	(4,441)	(29,255)
Changes in operating assets and liabilities:
Decrease in trade receivables	105,454	25,563
Decrease (increase) in inventories	53,033	(28,117)
Decrease in trade payables	(62,302)	(25,607)
Other—net	73,334	37,252
Net cash provided by operating activities of discontinued operations	(91)	—

Net cash provided by operating activities	328,789	270,845

Investing Activities:
Net decrease in time deposits	1,217	11,300
Net increase in investments in and advances to associated companies	(2,111)	(25,676)
Net decrease (increase) in other investments	32,780	(93,539)
Net decrease (increase) in long-term loan receivables	3,436	(23,070)
Net increase in property leased to others and property and equipment	(75,035)	(149,494)

Net cash used in investing activities	(39,713)	(280,479)

Financing Activities:
Net (decrease) increase in short-term debt	(139,653)	52,303
Net increase (decrease) in long-term debt	90,086	(64,459)
Transactions with noncontrolling interest shareholders	(8,189)	9,012
Purchases of treasury stock—net	(16)	(208)
Payments of cash dividends	—	(20,081)

Net cash used in financing activities	(57,772)	(23,433)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	6,258	(23,485)

Net increase (decrease) in Cash and Cash Equivalents	237,562	(56,552)
Cash and Cash Equivalents at Beginning of Period	1,147,809	1,401,399

Cash and Cash Equivalents at End of Period	¥1,385,371	¥1,344,847

Notes:	1.	The Statements of Consolidated Cash Flows above are not reviewed by the auditors.
	2.	In accordance with ASC205-20, the figures for the six-month period ended September 30, 2009 relating to discontinued operations have been reclassified.

4. Assumption for Going Concern: N/A

5. Operating Segment Information

Six-month period ended September 30, 2009 (from April 1, 2009 to September 30, 2009)         (As restated)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Revenues	53,868	131,546	112,101	403,485	597,705	270,480	82,525	41,815
Gross Profit	16,855	32,243	44,093	33,746	66,489	42,460	26,457	24,739
Operating Income (Loss)	(561)	24,475	4,883	8,454	38,476	11,627	(6,434)	10,652
Equity in Earnings of Associated Companies—Net	1,732	14,458	18,407	84	14,884	4,869	(3,911)	2,659
Net Income (Loss) attributable to Mitsui & Co., Ltd.	1,542	31,798	19,813	5,189	30,984	(6,496)	(5,420)	1,073

Total Assets at September 30, 2009	432,845	820,607	1,336,337	552,667	1,527,551	609,792	534,433	401,798

Total Trading Transactions	465,309	257,038	493,425	804,825	733,181	909,344	202,226	74,737

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Revenues	221,179	48,725	42,300	2,005,729	1,241	(5,811)	2,001,159
Gross Profit	35,571	7,729	13,494	343,876	351	301	344,528
Operating Income (Loss)	6,108	(3,163)	1,953	96,470	(2,432)	(18,045)	75,993
Equity in Earnings of Associated Companies—Net	84	625	1,980	55,871	—	143	56,014
Net Income (Loss) attributable to Mitsui & Co., Ltd.	(5,588)	(1,038)	13,494	85,351	1,144	(13,660)	72,835

Total Assets at September 30, 2009	438,034	156,884	264,453	7,075,401	2,838,098	(1,618,525)	8,294,974

Total Trading Transactions	247,295	213,589	191,615	4,592,584	1,241	(6,093)	4,587,732

Six-month period ended September 30, 2010 (from April 1, 2010 to September 30, 2010)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Revenues	81,718	224,488	124,187	386,606	667,775	283,262	73,552	37,497
Gross Profit	19,910	90,516	44,260	31,827	103,570	37,112	24,383	21,563
Operating Income (Loss)	4,209	81,573	2,592	8,090	73,298	4,994	(4,742)	6,591
Equity in Earnings of Associated Companies—Net	1,966	46,156	13,527	1,908	22,115	1,546	1,711	6,212
Net Income attributable to Mitsui & Co., Ltd.	3,929	77,133	9,600	4,826	64,856	2,908	1,483	3,332

Total Assets at September 30, 2010	465,222	956,712	1,460,741	573,641	1,438,633	603,618	517,248	372,973

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Revenues	190,482	73,388	60,470	2,203,425	902	—	2,204,327
Gross Profit	38,206	10,616	15,163	437,126	398	298	437,822
Operating Income (Loss)	15,012	1,891	2,616	196,124	(2,728)	(23,571)	169,825
Equity in Earnings of Associated Companies—Net	2,866	46	1,414	99,467	—	486	99,953
Net Income attributable to Mitsui & Co., Ltd.	9,793	647	21,997	200,504	2,097	(19,367)	183,234

Total Assets at September 30, 2010	388,953	113,545	331,458	7,222,744	2,708,216	(1,720,366)	8,210,594

Notes:	1.	Operating segment information above is not reviewed by the auditors.
	2.	In accordance with ASC205-20, the figures for the six-month period ended September 30, 2009 relating to discontinued operations have been reclassified. The reclassification to “Loss from Discontinued Operations—Net (After Income Tax Effect)” is included in “Adjustments and Eliminations.”
	3.	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at September 30, 2009 and 2010 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
	4.	Net Income attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.
	5.	Transfers between operating segments are made at cost plus a markup.
	6.	During the three-month period ended September 30, 2010, Westport Petroleum, Inc. which was formerly operating under “Americas” segment, was transferred to “Energy” segment with the aim to optimize global oil trading/marketing strategy. In accordance with this change, the operating segment information for the six-month period ended September 30, 2009 has been restated to conform to the current period presentation.
	7.	During the three-month period ended June 30, 2010, revenues were newly included in the measure of segments’ performance reviewed by the chief operating decision maker. Therefore revenues of the operating segments are disclosed in the operating segment information instead of total trading transactions. In accordance with this change, revenues are added to the operating segment information for the six-month period ended September 30, 2009 to ensure comparability.
	8.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.
	9.	During the three-month period ended March 31, 2010, the companies changed the reporting of total trading transactions for transactions where the Company and certain subsidiaries serve as an agent, and not as a contracting party, from gross amounts, which included transaction volume exchanged between the contracting parties and commissions earned as an agent; to net amounts, which include only commissions. In accordance with this change, the operating segment information for the six-month period ended September 30, 2009 has been reclassified.

Three-month period ended September 30, 2009 (from July 1, 2009 to September 30, 2009)         (As restated)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Revenues	27,591	68,866	56,540	202,980	300,324	141,552	43,359	24,433
Gross Profit	8,083	18,066	22,123	14,952	36,400	20,312	14,657	14,860
Operating Income (Loss)	(1,313)	14,088	1,087	1,934	22,161	4,753	(2,024)	7,888
Equity in Earnings of Associated Companies—Net	359	7,007	10,096	340	6,830	2,422	(4,882)	1,671
Net Income (Loss) attributable to Mitsui & Co., Ltd.	127	12,125	6,769	610	15,154	(11,408)	(5,499)	1,038

Total Assets at September 30, 2009	432,845	820,607	1,336,337	552,667	1,527,551	609,792	534,433	401,798

Total Trading Transactions	240,340	138,571	257,103	411,968	367,320	456,359	109,727	43,631

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Revenues	112,385	26,921	21,155	1,026,106	667	(3,057)	1,023,716
Gross Profit	17,496	4,270	6,771	177,990	(235)	16	177,771
Operating Income (Loss)	2,834	(1,818)	1,065	50,655	(1,383)	(6,763)	42,509
Equity in Earnings of Associated Companies—Net	160	148	1,070	25,221	—	(29)	25,192
Net Income (Loss) attributable to Mitsui & Co., Ltd.	(3,013)	(1,001)	6,062	20,964	1,387	(6,838)	15,513

Total Assets at September 30, 2009	438,034	156,884	264,453	7,075,401	2,838,098	(1,618,525)	8,294,974

Total Trading Transactions	125,847	114,280	94,292	2,359,438	667	(3,056)	2,357,049

Three-month period ended September 30, 2010 (from July 1, 2010 to September 30, 2010)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Revenues	51,887	109,890	64,063	179,662	337,408	141,774	39,472	19,511
Gross Profit	9,748	42,662	20,742	14,908	51,884	18,417	12,275	11,149
Operating Income (Loss)	1,793	38,137	(55)	2,826	36,320	1,977	(2,334)	3,370
Equity in Earnings of Associated Companies—Net	1,227	22,736	4,789	1,149	12,634	1,735	(297)	3,553
Net Income (Loss) attributable to Mitsui & Co., Ltd.	1,594	37,438	3,033	1,670	32,292	1,243	(2,745)	2,157

Total Assets at September 30, 2010	465,222	956,712	1,460,741	573,641	1,438,633	603,618	517,248	372,973

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Revenues	92,274	40,437	29,926	1,106,304	430	(4)	1,106,730
Gross Profit	18,214	5,884	7,711	213,594	181	608	214,383
Operating Income (Loss)	7,558	1,281	1,416	92,289	(1,364)	(11,250)	79,675
Equity in Earnings of Associated Companies—Net	2,034	(240)	466	49,786	—	256	50,042
Net Income (Loss) attributable to Mitsui & Co., Ltd.	4,734	264	10,252	91,932	928	(12,161)	80,699

Total Assets at September 30, 2010	388,953	113,545	331,458	7,222,744	2,708,216	(1,720,366)	8,210,594

Notes:	1.	Operating segment information above is not reviewed by the auditors.
	2.	In accordance with ASC205-20, the figures for the three-month period ended September 30, 2009 relating to discontinued operations have been reclassified. The reclassification to “Loss from Discontinued Operations—Net (After Income Tax Effect)” is included in “Adjustments and Eliminations.”
	3.	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at September 30, 2009 and 2010 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
	4.	Net Income attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.
	5.	Transfers between operating segments are made at cost plus a markup.
	6.	During the three-month period ended September 30, 2010, Westport Petroleum, Inc. which was formerly operating under “Americas” segment, was transferred to “Energy” with the aim to optimize global oil trading/marketing strategy. In accordance with this change, the operating segment information for the three-month period ended September 30, 2009 has been restated to conform to the current period presentation.
	7.	During the three-month period ended June 30, 2010, revenues were newly included in the measure of segments’ performance reviewed by the chief operating decision maker. Therefore revenues of the operating segments are disclosed in the operating segment information instead of total trading transactions. In accordance with this change, revenues are added to the operating segment information for the three-month period ended September 30, 2009 to ensure comparability.
	8.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.
	9.	During the three-month period ended March 31, 2010, the companies changed the reporting of total trading transactions for transactions where the Company and certain subsidiaries serve as an agent, and not as a contracting party, from gross amounts, which included transaction volume exchanged between the contracting parties and commissions earned as an agent; to net amounts, which include only commissions. In accordance with this change, the operating segment information for the three-month period ended September 30, 2009 has been reclassified.

6. Significant Changes in Shareholders’ Equity: None

7. The Oil Spill Incident of a Drilling Rig in the Gulf of Mexico

On April 20, 2010, a third party semi-submersible drilling rig, Deepwater Horizon, which was conducting exploration work on the Mississippi Canyon 252 block in the Gulf of Mexico, experienced a fire incident, which sank the drilling rig and resulted in leakage of hydrocarbons from the well (Well). MOEX Offshore 2007 LLC (MOEX Offshore), a 100% subsidiary of MOEX USA Corporation (MOEX USA), has a 10% working interest in the block as a non-operator. MOEX USA is a 100% subsidiary of Mitsui Oil Exploration Co., Ltd. (MOECO) in which Mitsui & Co., Ltd. (Mitsui) has a 69.91% equity interest. BP Exploration and Production Inc. (BP), the operator of the project in the block, has been working with U.S. government agencies to drill relief wells for the plugging of the Well permanently. On September 19, 2010, BP publicly announced that the operations to plug the Well were successfully completed and that it would now proceed to complete the abandonment of the Well and plug and abandon the relief wells.

According to BP’s second quarterly financial report (the second quarterly financial period ends on June 30, 2010), BP posted approximately US$ 32.2 billion of costs related to the Deepwater Horizon incident.

As of September 30, 2010, Mitsui is not able to estimate the total amount of liabilities that it and its consolidated subsidiaries may incur as a result of the Deepwater Horizon incident, and therefore, Mitsui has not posted any financial liabilities during its second quarterly consolidated financial period. Based on the Joint Operating Agreement (JOA) concerning the Well to which MOEX Offshore and BP are parties, various liabilities associated with the Deepwater Horizon incident are to be paid by BP. Subject to the outcome of the investigation regarding the root cause of the incident and the degree of responsibilities ultimately afforded to the parties concerned, the liability assigned to MOEX Offshore would be zero as of September 30, 2010 at the minimum level where certain conditions are met in the JOA. The zero accrual is not intended to represent an opinion of Mitsui that it and its consolidated subsidiaries will not incur any future liability related to the Deepwater Horizon incident. Rather, the zero accrual is based on the application of accounting rules to the currently available set of facts where the relevant accounting rules do not require loss recognition in situations where a loss is not considered probable or cannot be reasonably estimated.

Mitsui considered the following factors in determining if, as of September 30, 2010, Mitsui should accrue financial liabilities as a result of the Deepwater Horizon incident.

As of November 2, 2010, MOEX Offshore has received invoices for reimbursement totaling US$1,898 million in total from BP. BP has stated that these invoices were issued pursuant to the JOA and that it considers the invoiced amounts as MOEX Offshore’s 10% proportionate share of costs related to the Deepwater Horizon incident. However, MOEX Offshore is uncertain how properly to aggregate the invoices, and therefore, MOEX Offshore has asked BP for clarification, but BP has not yet responded as of the end of October 2010. MOEX Offshore estimates that the portion of the costs for the incident paid by BP through the end of September 2010 that corresponds to MOEX Offshore’s 10% interest would be approximately US$1,000 million. In addition, MOEX Offshore is now reviewing the details of these costs. MOEX Offshore expects that it will continue to receive invoices from BP, but is unable reasonably to estimate what the amount of those future invoices will be. It is not certain at this point if MOEX Offshore will have to make payment or not, and it cannot reasonably estimate the size of any payment.

In light of the numerous investigations that are currently taking place to determine the facts and circumstances surrounding the Deepwater Horizon incident and the existence of uncertainty with respect to application of the provisions in the JOA, MOEX Offshore has withheld payment of invoices BP has issued to it seeking reimbursement of costs incurred by BP related to BP’s response to the incident. MOEX Offshore expects to continue to withhold payment while it continues to examine the situation.

Under the Oil Pollution Act of 1990 (OPA), Responsible Parties (RPs), as defined by OPA, may have joint and several liability. The United States Coast Guard (USCG) has sent invoices to parties it has identified as RPs, which consist of the parties to the JOA, including BP and MOEX Offshore, and other parties that had a role in the Deepwater Horizon incident and to parties that have been identified as guarantors of RPs.

Mitsui understands that these invoices from the USCG, which are a part of the claims under the OPA, total US$581 million as of November 2, 2010. Mitsui believes that BP has paid all of the USCG invoices. Mitsui expects that BP will continue to pay the USCG invoices in full because BP’s ultimate parent company, BP p.l.c., has stated that it will pay all the reasonable clean-up costs for the incident and has established a fund that totals $20 billion, among other things, to compensate those injured as a result of the incident. As described above, BP has stated that it considers the amounts invoiced to MOEX Offshore for reimbursement as MOEX Offshores’s 10% proportionate share of the costs it has incurred in responding to the Deepwater Horizon incident, including the OPA related liabilities mentioned above, purportedly under the terms of the JOA, and MOEX Offshore, for now, has withheld payment of the invoices and has not posted any related contingent liabilities. Should BP stop payment for the clean-up of the Deepwater Horizon incident and refuse to make payment in full for the other costs associated with the incident, MOEX Offshore may be required to make payment.

MOEX Offshore may be subject to fines under the Clean Water Act (CWA) and other state and federal statutes. MOEX Offshore may also be subject to Natural Resource Damage (NRD) costs under the OPA as an RP, and for similar damages under similar state laws. The United States and the states of Louisiana, Mississippi, Alabama, Florida, and Texas have begun an NRD assessment. The USCG and the Bureau of Ocean Energy Management, Regulation and Enforcement (“BOEM”) are conducting a joint investigation into the cause of the incident and will be issuing a final investigative report with conclusions and recommendations. In addition, the United States Department of Justice is conducting an investigation to determine if any civil or criminal laws have been broken, and a United States Presidential Commission, the United States Congress and various United States federal and state agencies, including the United States Chemical Safety and Hazard Investigation Board, are conducting investigations. In light of the ongoing investigations relating to the fines and costs mentioned above, MOEX Offshore does not know if any such fines will be imposed or costs assessed upon MOEX Offshore which is a non-operator and is unable reasonably to estimate the size of any such possible losses.

Moreover, MOECO, MOEX USA, MOEX Offshore and Mitsui & Co. (U.S.A.), Inc. have been named as defendants in a number of civil lawsuits seeking recovery for damages purportedly caused by the Deepwater Horizon incident. In addition, plaintiffs have also named as a defendant a company identified as “Mitsui & Co.” in some of these lawsuits. It is unclear to Mitsui as to which entity the plaintiffs are referring. Those lawsuits have been brought under a large number of different legal theories. In May and June 2010, BP and plaintiffs filed motions seeking to have certain of the federal cases transferred to a single judge for pretrial proceedings. Those motions were granted by the Judicial Panel on Multidistrict Litigation on August 10, 2010 and certain of the federal lawsuits were sent for pretrial proceedings to a federal district court judge in the Eastern District of Louisiana. As a result, each defendant mentioned above will be engaged in the pretrial proceeding before this judge. If these cases are not resolved during the pretrial process, they may be returned for trial to the courts where they were originally filed. The civil lawsuits are at an early stage and so Mitsui is unable reasonably to estimate what MOEX Offshore’s and its affiliates’ possible loss, if any, will be.

MOEX Offshore has insurance, but the amount of that insurance is substantially less than the amount of the claims it has received to date. In addition, MOEX Offshore may also have coverage as an additional insured under the insurance policies of third parties that are involved in the Deepwater Horizon incident. Mitsui believes that the potential coverage under those policies also is substantially less than the amount of the claims MOEX Offshore has received to date.

Mitsui recognized an impairment loss for the amounts invested to acquire the interest of this lease that were booked as Property and Equipment (Mineral rights) in Impairment loss of long-lived assets, and also recognized certain expenses relating to the well in Other expense-net for the three-month period ended June 30, 2010. Other than that, Mitsui is unable, at this time, to determine the impact, if any, the incident will have on its future consolidated financial position, consolidated operating results or consolidated cash flows.